Exhibit 99.1

January 22, 2013

Shareholders of BCD Semiconductor Manufacturing Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of BCD Semiconductor Manufacturing Limited to be held on February 28, 2013, at 10:30 a.m. (Pacific time), at the offices of Covington & Burling LLP at 333 Twin Dolphin Drive, Suite 700, Redwood Shores, California 94065, U.S. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the proposed resolutions to be considered and voted on at the extraordinary general meeting to be held on February 28, 2013, including at any adjournment or postponement thereof. We hope that you can attend.

The purpose of the extraordinary general meeting is for you and our other shareholders to consider and vote upon a proposal to approve and authorize the agreement and plan of merger, referred to herein as the “merger agreement,” providing for the acquisition of BCD Semiconductor Manufacturing Limited by Diodes Incorporated through the merger of Diodes Cayman Islands Company Limited, a wholly owned subsidiary of Diodes Incorporated, with and into BCD Semiconductor Manufacturing Limited, and the Cayman plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in order to give effect to the merger.

If the merger agreement and the Cayman plan of merger are approved and authorized by the requisite vote of our shareholders and the merger is completed, holders of our ordinary shares, referred to herein as “Shares,” including Shares represented by American Depositary Shares, referred to herein as “ADSs,” each representing six Shares, will have the right to receive $1.33-1/3 per Share or $8.00 per ADS (minus any applicable fees, charges, and expenses due to or incurred by the ADS depositary), in each case in cash without interest, in exchange for the cancellation of their Shares and ADSs. Following the merger, BCD Semiconductor Manufacturing Limited will continue its operations as a subsidiary of Diodes Incorporated, and as the result of the merger, the ADSs will no longer be listed on the NASDAQ Global Select Market, and the American Depositary Shares program for the ADSs will terminate.

Our board of directors has determined that the merger is advisable and fair to, and in the best interests of, our shareholders and approved and declared advisable the merger agreement, the Cayman plan of merger, the merger and the other transactions contemplated by the merger agreement (including, but not limited to, the amendment and restatement of our memorandum and articles of association). Our board of directors unanimously recommends that you vote FOR the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting if necessary or appropriate, in order to allow us to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolutions at the extraordinary general meeting.

Pursuant to the merger agreement, the merger cannot occur unless the merger agreement, the Cayman plan of merger, the merger and the other transactions contemplated by the merger agreement are approved and authorized by the affirmative vote of not less than two thirds of the votes of the record holders of the Shares and a majority of the votes of the record holders who are not our directors or executive officers of the Shares, in each case, the record holders being the record holders as of January 15, 2013 (Cayman Islands time), the Share record date, who, as being entitled to do so, attend and vote at the extraordinary general meeting (in person or by proxy).

The consummation of the merger is also subject to the satisfaction of certain other conditions to closing as set forth in the merger agreement.

Regardless of the number of the Shares or ADSs you own, your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. If you have Shares registered in your name on the Share record date, your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on February 28, 2013. Voting by proxy will not prevent you from voting in person if you choose to attend the extraordinary general meeting, but will ensure that your vote will be counted if you are unable to attend. The chairman of our board of directors has undertaken to demand voting by poll at the extraordinary general meeting, which means that each shareholder or its proxy at the meeting will be polled on how they vote their Shares, each shareholder having one vote for each Share held as of the close of business in the Cayman Islands on January 15, 2013, the Share record date.

If you own ADSs, you cannot vote at the extraordinary general meeting directly. Instead, you may instruct Deutsche Bank Trust Company Americas, in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs on the Share record date), how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 3:00 p.m. New York City time on February 22, 2013 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 3:00 p.m. New York City time on February 22, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADS. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions, pursuant to Section 4.8 of the Deposit Agreement (as defined in the merger agreement).

2

If you hold your Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to vote at the extraordinary general meeting.

The accompanying notice of extraordinary general meeting and proxy statement provide you with detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully.

We have engaged Alliance Advisors, LLC to assist in soliciting proxies from our shareholders in connection with the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby.

If you have any questions or need assistance voting your Shares or ADSs, please contact our Chief Financial Officer, Jean-Claude Zhang, at the China offices of the Company located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China, (+86-21) 2416-2298 (China) or IR@bcdsemi.com.

On behalf of BCD Semiconductor Manufacturing Limited, we would like to thank all of our shareholders for their ongoing support as we prepare to take part in this important event in our history.

Sincerely,

/s/ Chieh Chang
Chieh Chang Chairman of the Board

The accompanying proxy statement is dated January 22, 2013, and is first being sent to shareholders on or about January 23, 2013.

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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 28, 2013

January 22, 2013

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of BCD Semiconductor Manufacturing Limited, referred to herein alternately as “the Company,” “us,” “our” or “we,” will be held on February 28, 2013, at 10:30 a.m. (Pacific time), at the offices of Covington & Burling LLP at 333 Twin Dolphin Drive, Suite 700, Redwood Shores, California 94065, U.S., to consider and vote upon the following resolutions:

1. As special resolutions, that the agreement and plan of merger dated as of December 26, 2012 by and among the Company, Diodes Incorporated, and Diodes Cayman Islands Company Limited, as it may be amended from time to time (referred to herein as the “merger agreement”) and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands pursuant to Section 233 of the Companies Law of the Cayman Islands (2012 Revision) (referred to herein as the “Cayman plan of merger”), and any and all transactions contemplated by the merger agreement, be approved and authorized and that upon the Effective Date of the merger (as defined in the Cayman plan of merger), the Company shall amend and restate its memorandum and articles of association in the form attached to the Cayman plan of merger); and

2. As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.

Copies of the merger agreement and the Cayman plan of merger are attached as Annex A to the proxy statement that accompanies this notice and will also be available for inspection at the extraordinary general meeting. The merger agreement, the Cayman plan of merger, the merger and the other transactions contemplated by the merger agreement must be authorized by a special resolution, being the affirmative vote of not less than two thirds of the votes of the record holders of ordinary shares of the Company, referred to herein as “Shares,” and a majority of the votes of the record holders who are not our directors or executive officers of the Shares, in each case, the record holders being the record holders as of January 15, 2013 (Cayman Islands time), the Share record date, who, as being entitled to do so, attend and vote at the extraordinary general meeting (by proxy or in person), pursuant to the Companies Law (2012 Revision) of the Cayman Islands (referred to herein as the “Cayman Companies Law”) and the articles of association of the Company.

Only record holders of Shares of record at the close of business in the Cayman Islands on January 15, 2013, the Share record date, are entitled to vote at this extraordinary general meeting or any adjournment or postponement thereof. A list of the record holders of the Shares on the Share record date will be available at the Company’s China offices at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

After careful consideration, the board of directors of the Company approved the merger agreement and unanimously recommends that you vote FOR the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby and FOR any proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolutions at the extraordinary general meeting.

We request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible, regardless whether you plan to attend the extraordinary general meeting in person. Your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on February 28, 2013. The proxy card is the “instrument of proxy” as referred to in the Company’s articles of association. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain a proxy from the record holder issued in your name.

If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted. If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby and FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If you receive more than one proxy card because you own Shares that are registered in different names, please ensure that you properly complete all proxy cards sent to you in accordance with the instructions set forth on such proxy cards.

If you own ADSs, you cannot vote at the extraordinary general meeting directly. Instead, you may instruct Deutsche Bank Trust Company Americas, in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs on the Share record date), how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 3:00 p.m. New York City time on February 22, 2013 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 3:00 p.m. New York City time on February 22, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADS. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions, pursuant to Section 4.8 of the Deposit Agreement (as defined in the merger agreement).

2

The Company has engaged Alliance Advisors, LLC to assist in soliciting proxies from the shareholders of the Company in connection with the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby.

If you have any questions or need assistance voting your Shares or ADSs, please contact our Chief Financial Officer, Jean-Claude Zhang, at the China offices of the Company located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China, (+86-21) 2416-2298 (China) or IR@bcdsemi.com.

The merger agreement, the Cayman plan of merger and the merger are described in the accompanying proxy statement. Copies of the merger agreement and the Cayman plan of merger are included as Annex A to the accompanying proxy statement and will be produced and made available for inspection at the extraordinary general meeting. We urge you to read the entire proxy statement, including the merger agreement and the Cayman plan of merger, carefully.

Notes:

1.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose, seniority will be determined by the order in which the names stand in the register of shareholders of the Company.

2.	The instrument appointing a proxy will be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The chairman of the meeting may at his discretion direct that a proxy card be deemed to have been duly lodged. A proxy card that is not lodged in the manner permitted will be invalid.

5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed unless notice in writing of such death, insanity or revocation was received by the Company at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which it is sought to use the proxy.

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BY ORDER OF THE BOARD OF DIRECTORS OF BCD SEMICONDUCTOR MANUFACTURING LIMITED,

/s/ Chieh Chang
Chieh Chang Chairman of the Board

Dated at Shanghai, the People’s Republic of China this 22nd day of January, 2013.

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PROXY STATEMENT

Dated this 22nd day of January, 2013

Procedures for Voting	35
Voting of Proxies and Failure to Vote	36
Revocability of Proxies	37
Whom to Call for Assistance	37
Solicitation of Proxies	37
Other Business	38

THE MERGER AGREEMENT	38
Structure and Completion of the Proposed Merger	38
Memorandum and Articles of Association; Directors and Officers of the Surviving Company	38
Representations and Warranties	39
Conduct of Business Prior to Closing	42
No Solicitation of Company Acquisition Proposals	44
Change of Recommendation	46
Shareholders’ Meeting	47
Agreement to Use Commercially Reasonable Efforts	47
Indemnification; Directors’ and Officers’ Insurance	48
Financing	48
Conditions to the Merger	49
Termination of the Merger Agreement	50
Certain Additional Covenants	52
Termination Fee	52
Fees and Expenses	54
Modification or Amendment; Waiver of Conditions	54
Remedies	55

DISSENTERS’ RIGHTS	55

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	58

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	59

CERTAIN MATERIAL PRC INCOME TAX CONSEQUENCES	62

CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES	63

FUTURE SHAREHOLDER PROPOSALS	63

WHERE YOU CAN FIND MORE INFORMATION	63

ANNEX A Agreement and Plan of Merger and Cayman Plan of Merger	A-1

ANNEX B Cayman Companies Law (2012 Revision)—Section 238	B-1

ANNEX C Opinion of RBC as Financial Advisor	C-1

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL

MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving this proxy statement?

A:	Our board of directors is furnishing this proxy statement in connection with the solicitation of proxies to be voted at an extraordinary general meeting of shareholders or at any adjournments or postponements of the extraordinary general meeting.

Q:	Where and when will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place at the offices of Covington & Burling LLP at 333 Twin Dolphin Drive, Suite 700, Redwood Shores, California 94065, U.S., on February 28, 2013, starting at 10:30 a.m. (Pacific time).

Q:	What am I being asked to vote on?

A:	Diodes Incorporated has agreed to acquire the Company under the terms of the merger agreement that is described in this proxy statement. A copy of the merger agreement is attached to this proxy statement as Annex A. In order to complete the merger, our shareholders must vote to approve and authorize the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby. We are seeking to obtain this approval and authorization at the extraordinary general meeting to be held on February 28, 2013. The approval and authorization of this proposal by our shareholders is a condition to the effectiveness of the merger. See “The Merger Agreement—Conditions to the Merger” beginning on page 49.

You are also being asked to vote on a proposal to adjourn the extraordinary general meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve and authorize the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby.

This proxy statement, which you should read carefully, contains important information about the merger, the merger agreement, the Cayman plan of merger and the extraordinary general meeting. The enclosed voting materials allow you to vote your Shares without attending the extraordinary general meeting.

Q:	What will I receive in the merger?

A:	If you own Shares at the time the merger is completed, you will be entitled to receive $1.33-1/3 in cash, without interest, for each Share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you may be entitled to the fair value of each Share appraised pursuant to the Cayman Companies Law).

If you own ADSs at the time the merger is completed, you will be entitled to receive $8.00 per ADS in cash, without interest, minus any applicable fees, charges, and expenses due to or incurred by the ADS depositary, for each ADS you own as of the effective time of the merger, unless you surrender your ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before the extraordinary general meeting on February 28, 2013, and become a holder of Shares by the extraordinary general meeting on February 28, 2013. If you also desire to exercise dissenters’ rights, you must then comply with the procedures and requirements for exercising dissenters’ rights for the Shares under Section 238 of the Cayman Companies Law, in which event you will be entitled to the fair value of each Share appraised pursuant to the Cayman Companies Law.

Q:	How will the Company’s stock options and warrants be treated in the merger?

A:	Each outstanding option to purchase Shares under the Company’s 2002 Share Plan and 2010 Equity Incentive Plan, herein referred to as the Option Plans, whether or not exercisable or vested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $1.33-1/3 exceeds the exercise price per Share of such option. Each option to purchase Shares under the Option Plans, whether or not exercisable or vested, that has an exercise price per Share equal to or greater than $1.33-1/3 will be cancelled and the holder thereof will not be entitled to receive any payment in exchange for such cancellation. Because the options to purchase Shares are being terminated, their vesting and exercisability (for all holders) shall accelerate such that each option to purchase Shares under the Option Plans is exercisable prior to the closing of the merger.

The Company will notify the holders of warrants to purchase any Shares of the merger agreement and the merger. The holders of such warrants shall have up until the day before the effective time of the merger to exercise any such warrants. Holders who timely and properly exercise any warrants pursuant to the merger agreement and the terms of the relevant warrants will be treated the same way as holders of the Shares. All such warrants that have not been properly exercised prior to the effective time of the merger will expire at the effective time of the merger.

Q:	What vote of our shareholders is required to approve and authorize the merger agreement and the Cayman plan of merger?

A:	Approving and authorizing the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby requires approval by a special resolution, being a resolution passed by an affirmative vote of holders representing two-thirds or more of the Shares held by record holders, and in addition, an affirmative vote of holders who are not the Company’s executive officers or directors representing at least a majority of the Shares held by record holders, in each case, the record holders being the record holders on the Share record date who are present and voting in person or by proxy at a meeting of the Company’s shareholders (such voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given. The extraordinary general meeting will be such a meeting.

The directors and executive officers of the Company have entered into irrevocable undertakings with Diodes under which those parties have, among other things, agreed to vote their Shares, and have granted Diodes a proxy to vote their Shares, representing, in the aggregate, approximately 2.45% of our outstanding Shares, in favor of the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby.

A resolution to adjourn the extraordinary general meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve and authorize the merger agreement and the Cayman plan of merger, requires the approval of an ordinary resolution, being the affirmative vote of not less than a majority of the votes cast by such registered shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting.

As of January 15, 2013 (Cayman Islands time), the Share record date for the extraordinary general meeting, 106,893,828 Shares were outstanding and are entitled to vote at the extraordinary general meeting.

Q:	How does the Company’s board of directors recommend that I vote on the proposals?

A:	After careful consideration, our board of directors unanimously recommends that you vote:

•	FOR the proposal to approve and authorize, by special resolution, the merger agreement and the Cayman plan of merger; and

•

FOR the proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.

You should read “The Merger—Reasons for the Merger and Recommendation of Our Board of Directors” beginning on page 13 for a discussion of the factors that our board of directors considered in deciding to recommend the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby. In addition, in considering the recommendation of our board of directors with respect to the merger agreement and the Cayman plan of merger, you should be aware that some of the Company’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See “The Merger—Interests of Our Directors and Executive Officers in the Merger” beginning on page 28.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share record date for voting at the extraordinary general meeting is January 15, 2013 (Cayman Islands time). Only shareholders entered in the register of shareholders of the Company at the close of business in the Cayman Islands on the Share record date are entitled to vote at the extraordinary general meeting or any adjournment or postponement thereof.

ADS holders cannot vote at the extraordinary general meeting or any adjournment or postponement directly. Instead, ADS holders may instruct Deutsche Bank Trust Company Americas, in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs on the Share record date), how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 3:00 p.m. New York City time on February 22, 2013, in order to vote the Shares underlying your ADSs at the extraordinary general meeting.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy, of one or more shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue on the Share record date will constitute a quorum for the extraordinary general meeting.

Q:	After the merger is completed, how will I receive the cash for my Shares?

A.	As soon as practicable after the merger is completed, you will be sent, in a separate mailing, a letter of transmittal (and any other documents that may be required) to be completed and delivered to the paying agent for the merger in order to receive the per Share merger consideration of $1.33-1/3 in cash without interest. Once you have submitted the properly completed letter of transmittal and other documents as necessary, the paying agent will send you the merger consideration.

In lieu of issuing share certificates representing the Shares, the registrar of the Company maintains a book-entry system for the shareholders of the Company’s Shares. If you hold your Shares in such book-entry form, unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights in accordance with Section 238 of the Cayman Companies Law, upon completion and delivery of the letter of transmittal, the paying agent will automatically send to you the per Share merger consideration of $1.33-1/3 in cash, without interest, in exchange for the cancellation of your Shares after completion of the merger. In the event of a transfer of beneficial ownership of the Shares that is not registered in the register of members of the Company, such transferee may be issued $1.33-1/3 in cash for such transferred Shares payable upon due surrender of all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the merger is completed, how will I receive the cash for my ADSs?

A.	If you own ADSs, as soon as practicable after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person $8.00 per ADS in cash without interest (less an aggregate fee not to exceed $0.07 per ADS payable by you to the ADS depositary pursuant to the merger agreement and the Deposit Agreement).

If your ADSs are represented by certificates, also referred to as ADRs, unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send to you the per ADS merger consideration of $8.00 in cash, without interest (less $0.07 per ADS aggregate fee payable by you to the ADS depositary pursuant to the merger agreement and the Deposit Agreement), in exchange for the cancellation of your ADRs and distribution of cash proceeds therefrom after the completion of the merger. If you hold your ADSs in un-certificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send to you the per ADS merger consideration of $8.00 in cash, without interest, minus any applicable fees, charges, and expenses due to or incurred by the ADS depositary, in exchange for the cancellation of your ADSs and distribution of cash proceeds therefrom after the completion of the merger. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from you a duly completed and signed U.S. Internal Revenue Service Form W-8 or W-9. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the check or wire transfer for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee if the ADSs are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust and Clearing Corporation (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:	How do I vote if Shares are registered in my name?

A:	If Shares are registered in your name (that is, you do not hold ADSs or otherwise hold through a bank or broker) as of the Share record date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible, but in any event, the proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on February 28, 2013, so that your Shares will be represented and may be voted at the extraordinary general meeting. You may also return your proxy by fax or by email by following the instructions shown on your proxy card.

Alternatively, if you own Shares as of the Share record date, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, see below.

Q:	How do I vote if I own ADSs?

A:	If you own ADSs, you may instruct the ADS depositary (as the record holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the voting instruction card provided by the ADS depositary and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 3:00 p.m. New York City time on February 22, 2013. Please note that if you own ADSs, this is the only way you can vote, and you cannot vote at the extraordinary general meeting directly. The ADS depositary has advised us that it intends to mail to all owners of ADSs as of January 15, 2013 (Cayman Islands time) this proxy statement, the accompanying notice of extraordinary general meeting and a voting instruction card. The ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by such ADSs, evidenced by ADRs related to those ADSs, in accordance with the instructions in the voting instruction cards received from holders of ADSs. The ADS depositary must receive such voting instruction cards no later than 3:00 p.m. New York City time on February 22, 2013.

The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 3:00 p.m. New York City time on February 22, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADS. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions, pursuant to Section 4.8 of the Deposit Agreement. The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

Q:	If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote.

Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, either directly or in ADS form, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to approve and authorize the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to the ADS depositary, your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

Q:	May I change my vote?

A:	Holders of the Shares who have provided the Company their proxies may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to BCD Semiconductor Manufacturing Limited at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China.

•

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to the Company not less than 48 hours prior to the extraordinary general meeting on February 28, 2013. You may also return a new proxy by fax or by email by following the instructions shown on your proxy card.

•

Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or nominee and have instructed your broker, bank or nominee to vote your Shares, you must follow directions received from such broker, bank or nominee to change those instructions.

If you hold ADSs and have provided voting instructions to the ADS depositary, you must follow directions received from the ADS depositary to change those voting instructions.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	Should I send in my ADRs now?

A:	No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your ADRs for the merger consideration. If your ADSs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your ADRs in exchange for the merger consideration. Please do not send in your ADRs now.

All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry form) will receive their cash consideration shortly after the merger is completed in accordance with the instructions provided in the letter of transmittal mailed to each such holder.

Q:	What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:	The Share record date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares after the Share record date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the per Share merger consideration or to exercise dissenters’ rights under Section 238 of the Cayman Companies Law to the person to whom you transfer your Shares, so long as such person is registered as the owner of such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

If you transfer your ADSs before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting (so long as the ADS depositary can receive your voting instruction cards no later than 3:00 p.m. New York City time on February 22, 2013), but will transfer the right to receive the per ADS merger consideration to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

Q:	Do shareholders have dissenters’ rights?

A:	Yes. Shareholders who hold their Shares in their own name will have the right to dissent from the merger and to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the extraordinary general meeting to be held on February 28, 2013, written notice of objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined by the Grand Court of the Cayman Islands pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters’ rights with respect to your Shares. If you exercise dissenters’ rights and the fair value of your Shares is determined to be less than what you would have received under the merger agreement, you will be entitled to receive only such lesser amount.

ADS holders will not have the right to dissent from the merger or to receive payment of the fair value of the Shares underlying their ADSs, unless ADS holders become registered holders of Shares as described below. The ADS depositary, as record holder of the Shares underlying the ADSs, will not attempt to perfect any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before the extraordinary general meeting on February 28, 2013, and become registered holders of Shares by the extraordinary general meeting on February 28, 2013. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Companies Law.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 55 as well as “Annex B—Cayman Companies Law (2012 Revision)—Section 238” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	If I own ADSs and seek to exercise dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:	If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs at the ADS depositary’s office at Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York 10005, U.S.A. Upon your payment of its fees, including the applicable ADS surrender fee (not to exceed $0.05 per ADS being cancelled), and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or alternatively, that you will not vote the Shares), the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

The deadline for surrendering ADSs to the ADS depositary for these purposes is February 25, 2013 (which allows time for the ADS depositary to effect the cancellation of the ADSs and the Company to have its register of members updated so that such former ADS holders can become holders of record before or at the extraordinary general meeting on February 28, 2013).

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	To assist in the solicitation of proxies, the Company has engaged Alliance Advisors, LLC as its proxy solicitor.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company’s Chief Financial Officer, Jean-Claude Zhang, at the China offices of the Company located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China, (+86-21) 2416-2298 (China) or IR@bcdsemi.com; or Alliance Advisors, LLC at (973) 873-7700 (United States).

THE MERGER

Background of the Proposed Merger

Given the different time zones applicable to various parties discussed below, the actual dates described below may differ slightly depending on the location of the parties referenced. The Company does not believe such differences are material to the discussion contained below.

As part of the ongoing evaluation of our business, we consider a variety of strategic alternatives. In that regard, representatives of the Company have from time to time discussed potential business relationships with representatives of various companies in the semiconductor manufacturing industry that might expand our business, improve our competitive position and enhance shareholder value.

Since the fall of 2011, the Company’s board of directors has discussed potential strategic transactions. The Company reviewed its options and held discussions with several strategic parties and one financial party and discussed, among other things, the possibility of strategic transactions.

Diodes Incorporated is one of the strategic parties. In February 2012, Atlas Technology Group LLC (“Atlas”), financial advisor to Diodes, arranged a meeting among Diodes CEO, our CEO, Chieh Chang, and Lead Director, Joe Liu. The parties raised the possibility of an acquisition of the Company and had preliminary discussions about it. The parties did not agree to any plans for further conversations.

The next formal contact with Diodes regarding a potential acquisition was on August 2, 2012, when Diodes delivered to our CEO a letter indicating a desire to engage in discussions regarding a potential acquisition of the Company by Diodes for a price of $6.50 per ADS. Meanwhile, in early August 2012, another one of the strategic parties that the Company held conversations with renewed its interest in a potential acquisition. That strategic party, however, decided not to pursue any further discussions after preliminary valuation discussions.

On August 12, 2012 the Company’s board of directors convened a board meeting and discussed the terms proposed by Diodes, and determined that these terms did not reflect the intrinsic value of the Company. The board decided to reject Diodes’ proposal and not to commence discussions with Diodes with respect to a potential acquisition. On August 15, 2012 the Company communicated this decision to Diodes.

After receiving the Company’s decision, in an email to our CEO, Diodes reiterated its interest in acquiring the Company and further specified different alternatives with respect to the merger consideration, including an all cash offer of $8.00 per ADS.

On August 20, 2012, the Company’s board of directors convened a board meeting and considered the proposals by Diodes. The Company concluded that the proposals did not value the Company adequately. On August 20, 2012, the Company communicated to Diodes how the Company arrives at its valuation, and requested that Diodes consider a cash offer of $10.50 per ADS.

After receiving the Company’s August 20, 2012 decision, on August 24, 2012, Diodes delivered to the Company a non-binding written offer letter to acquire Company at $8.00 per ADS in cash. The letter detailed the valuation methodologies based on which the $8.00 per ADS was determined. By a letter dated August 27, 2012 to Diodes, the Company reiterated the conclusion reached by its board at the August 20, 2012 meeting and rejected the revised offer. In response to this decision, Diodes sent a letter to the Company on August 31, 2012 indicating that the parties were too far apart on the purchase price and would discontinue discussions.

Nevertheless, RBC Capital Markets, LLC (“RBC”), as the Company’s financial advisor in assisting the Company with evaluating its strategic transactions, and Atlas continued to communicate with each other and exchanged messages on behalf of their respective clients.

On September 6, 2012, RBC, on behalf of the Company, sent a letter from the Company to Diodes indicating an asking price of $9.50 per ADS. On September 7, 2012, Atlas, on behalf of Diodes, responded to RBC and the Company in a letter reinforcing Diodes’ interest in acquiring the Company but declining to move any further from the $8.00 per ADS purchase price.

During September 2012 the Company continued to work with RBC on the Company’s strategic alternatives and the terms of Diodes’ last offer. RBC and Atlas also continued to engage with each other discussing potential increase of the purchase price and other terms of Diodes’ offer.

On September 25, 2012, the Company received from Diodes a non-binding written preliminary indication of interest that stated a purchase price of $8.50 per ADS and further spelled out other detailed terms of the proposed acquisition. Diodes also requested to be granted exclusivity and access to non-public information under a confidentiality obligation. RBC and Atlas exchanged drafts of the indication of interest over the next three days.

On October 4, 2012, the Company’s board of directors met and discussed in detail the terms of the revised non-binding written preliminary indication of interest with a stated purchase price of $8.50 per ADS. Covington & Burling LLP, counsel to the Company (“Covington”), reviewed with the board the board’s fiduciary duties with respect to the transaction proposed in the indication of interest. The board authorized the Company to continue to engage in detailed negotiations with Diodes for a potential acquisition of the Company.

On October 8, 2012, the Company formally engaged RBC as its exclusive financial advisor to assist the Company with respect to a potential acquisition. Diodes and the Company entered into an exclusivity and confidentiality agreement on October 12, 2012, and both sides engaged in extensive and detailed due diligence investigations and negotiations regarding the purchase price and other terms of the potential acquisition.

On October 22, 2012, the Company received an initial draft of the merger agreement from Sheppard Mullin Richter & Hampton, LLP, counsel to Diodes (“Sheppard”). Covington and Sheppard then held numerous conference calls to negotiate the merger agreement and other terms of the merger. On October 28, 2012, on behalf of the Company, Covington returned a revised merger agreement to Sheppard and Diodes.

While drafts of the merger agreement were exchanged, Diodes continued to conduct due diligence in October 2012 and evaluate due diligence findings. In light of due diligence findings, Diodes and Atlas proposed reducing the purchase price from $8.50 per ADS to $7.50 per ADS. The Company rejected this proposal and discontinued formal discussions and due diligence with Diodes. At the request and direction of the Company, RBC remained engaged in discussions with Diodes through Atlas regarding purchase price.

In the middle of November 2012, after numerous discussions among RBC, the Company, Diodes and Atlas on purchase price, Diodes made a revised offer of $8.20 per ADS. Covington and Sheppard resumed negotiations and exchanged revised drafts of the merger agreement, and Diodes resumed its due diligence.

In early December 2012, Diodes and Atlas proposed another price reduction based on due diligence findings and made an offer of $8.00 per ADS on December 22, 2012.

On December 26, 2012, the Company’s board of directors met to discuss the final terms of the proposed transaction, including the purchase price of $8.00 per ADS and final conditions to the obligation to close. RBC first reviewed with the board of directors the history of the negotiations and then the financial valuation assessment of RBC of Diodes’ $8.00 per ADS ($1.33-1/3 per ordinary share) offer. RBC also delivered its opinion, subsequently confirmed in writing, that the $8.00 per ADS ($1.33-1/3 per ordinary share) offer was fair from a financial point of view to the shareholders of the Company. Covington then reviewed with the board of directors their fiduciary duties generally, and also reviewed their fiduciary duties in connection with a potential business combination transaction such as the proposed transaction with Diodes. Covington also reviewed with the Company’s board of directors in detail the terms of the proposed merger agreement, the terms of the proposed voting agreement, and noted that certain employees, including certain members of management, would be provided with retention bonuses post-merger. The board then voted in favor of the proposed transaction with Diodes on the price and terms described in the merger agreement and the voting agreement and instructed the Company’s executive officers to execute and enter into the merger agreement with Diodes.

On December 26, Diodes, Diodes Cayman Islands Company Limited, a wholly owned subsidiary of Diodes and referred to herein as the “Merger Subsidiary,” and the Company signed the merger agreement, and the directors and executive officers of the Company signed voting agreements irrevocably undertaking to vote their Shares in favor of the merger under the merger agreement. Diodes and the Company then publicly announced the transaction.

Reasons for the Merger and Recommendation of Our Board of Directors

Our board of directors unanimously recommends that you vote “FOR” the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby and “FOR” any adjournment of the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of approving and authorizing the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby at the time of the extraordinary general meeting.

At a special meeting of our board of directors on December 26, 2012, after careful consideration, including consultation with financial and legal advisors, our board of directors determined that the merger agreement and the merger are advisable, fair to and in the best interests of the Company and its shareholders and approved the merger agreement. In the course of reaching its decision over several board meetings, our board of directors consulted with our senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following (not necessarily in order of relative importance):

•

our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders, including the alternative of remaining a publicly-traded company;

•	the trends in the Company’s industry, including industry consolidation and competition;

•

the possible alternatives to the merger (including the possibility of continuing to operate the Company as an independent entity and the perceived risks of that alternative), the range of potential benefits to its shareholders of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and our board of director’s assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the merger, taking into account risks of execution as well as business, competitive, industry and market risks;

•	the limited trading volume of our ADSs on NASDAQ;

•

the belief of the board of directors that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•

the all-cash merger consideration, which will allow our shareholders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares and ADSs, while avoiding the risks inherent in the Company’s long-term business plan;

•

the fact that the closing price of the ADSs on NASDAQ on December 24, 2012, the last trading date prior to the announcement of the proposed merger, was $3.88 per ADS. The merger consideration of $8.00 per ADS to be paid in the merger represents a premium of approximately 106.2% to that closing price;

•

the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at least the per ADS merger consideration of $8.00, as adjusted for present value;

•	the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the proposed merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals;

•	the Company’s ability to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement; and

•

the business reputation and capabilities of Diodes and its management and the financial resources of Diodes, which the board of directors believed supported the conclusion that a transaction with Diodes could be completed in an orderly manner;

•

the financial analysis reviewed by RBC with the Company’s board of directors, and the opinion of RBC, dated December 26, 2012, to the Company’s board of directors as to the fairness, from a financial point of view, as of December 26, 2012, of the $1.33-1/3 per Share merger consideration and the $8.00 per ADS merger consideration to be received by holders of Shares and ADSs, respectively, other than the Excluded Persons (as defined in the merger agreement), in the merger, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by RBC in preparing its opinion (see “The Merger—Opinion of the Board’s Financial Advisor”);

•

the ability of our board of directors under certain circumstances, pursuant to the terms of the merger agreement described below in “Merger Agreement—No Solicitation of Company Acquisition Proposals” and “The Merger Agreement—Change of Recommendation,” to evaluate bona fide, unsolicited alternative acquisition proposals that may arise within 30 days after the date of the merger agreement, to furnish information and conduct negotiations with such third parties and, in certain circumstances, to terminate the merger agreement, subject to the payment to Diodes of a termination fee, and accept a superior proposal, consistent with our board of directors’ fiduciary obligations;

•

the belief that the $6.0 million termination fee that would be payable by the Company to Diodes in connection with the termination of the merger agreement to enter into a superior proposal was reasonable in the context of termination fees payable in other transactions and in light of the overall terms of the merger agreement; and

•

the availability of dissenters’ rights to the shareholders (and any ADS holder who elects to exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters’ rights, which allow such holders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Company’s board of directors also considered the following potentially negative factors concerning the merger agreement and the merger (not necessarily in order of relative importance):

•

the fact that the Company will no longer exist as an independent public company and its shareholders will have no ongoing equity participation in the Company following the merger, and that the Company’s shareholders will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company’s Shares;

•

the risks and contingencies related to the announcement and pendency of the merger, including the impact of the merger on customers, employees, suppliers, and relationships with other third parties, including the potential negative reaction of these parties to the fact that the Company would be merging with another party or acquired by Diodes;

•

the restrictions on the conduct of the Company’s business prior to the completion of the proposed merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed merger;

•

the conditions to Diodes’ obligation to complete the merger and the right of Diodes to terminate the merger agreement in certain circumstances, including for certain breaches by the Company of its representations, warranties, covenants and agreements in the merger agreement;

•

the fact that under the terms of the merger agreement, the Company cannot solicit other acquisition proposals and must pay to Diodes a termination fee of $6.0 million if the merger agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to shareholders than the merger;

•

the fact that the Company cannot respond to or facilitate provision of non-public information to a third party if such third party makes another proposal 30 days after the date of the merger agreement;

•	the fact that the Company’s right to terminate to accept a superior proposal is subject to Diodes’ matching rights and payment by the Company of the termination fee;

•

the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on the price of our ADSs on NASDAQ and on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel; and

•

the taxability of an all cash transaction to our unaffiliated shareholders and ADS holders who are U.S. Holders for U.S. federal income tax purposes (as defined under “Certain Material U.S. Federal Income Tax Consequences”).

During its consideration of the transaction with Diodes, our board of directors was also aware that some of our directors and executive officers may have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company’s shareholders generally, as described in “The Merger—Interests of Our Directors and Executive Officers in the Merger” beginning on page 28.

The foregoing discussion of the factors considered by our board of directors is not intended to be exhaustive and includes only the material factors considered by our board of directors. In view of the large number of factors considered by our board of directors in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, our board of directors did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did our board of directors evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors and may have viewed some factors more positively or negatively than others.

Opinion of the Board’s Financial Advisor

On December 26, 2012, as financial advisor to our board of directors, RBC rendered its written opinion to our board of directors that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the per share price of $1.33 1/3 in cash, without interest (which represents $8.00 in cash per ADS), for each ordinary share, as specified in the merger agreement was fair, from a financial point of view, to our shareholders. The full text of RBC’s written opinion dated December 26, 2012 is attached to this proxy statement as Annex C. RBC’s opinion was approved by the RBC M&A Fairness Opinion Committee. This summary of RBC’s opinion is qualified in its entirety by reference to the full text of the opinion. We urge you to read RBC’s opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by RBC.

RBC’s opinion was provided for the information and assistance of our board of directors in connection with its consideration of the merger. RBC’s opinion did not address our underlying business decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which we might engage. RBC’s opinion and the analyses performed by RBC in connection with its opinion and reviewed by our board of directors were only two of many factors taken into consideration by our board of directors in connection with its evaluation of the merger. RBC’s opinion does not constitute a recommendation to our shareholders as to how you should vote with respect to the merger.

RBC’s opinion addressed solely the fairness of the per Share or ADS price payable in the merger, from a financial point of view, to our shareholders and did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the merger agreement. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation to any of our officers, directors, or employees, or class of such persons, relative to the compensation to our public shareholders.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all information that was publicly available to RBC and all of the financial, legal, tax, operating, and other information provided to or discussed with it by us, including, without limitation, our financial statements and related notes thereto. RBC did not assume responsibility for independently verifying, and did not independently verify, this information. RBC assumed that the financial estimates, projections and forecasts provided to RBC were reasonably prepared reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company as a standalone entity. RBC expressed no opinion as to those financial estimates, projections and forecasts or the assumptions on which they were based. RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of the Company, and RBC was not furnished with any such valuations or appraisals. In addition, RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the properties or facilities of the Company. Additionally, RBC was not asked to, and did not consider, the possible effects of any litigation or other claims affecting the Company. RBC did not investigate and made no assumption regarding the solvency of the Company, Diodes or Merger Subsidiary.

In rendering its opinion, RBC assumed, in all respects material to its analysis, that all conditions to the consummation of the merger would be satisfied without waiver. RBC further assumed that the executed version of the merger agreement would not differ, in any respect material to its opinion, from the latest draft RBC received on December 23, 2012.

RBC’s opinion spoke only as of the date it was rendered, was based on the conditions as they existed and information with which RBC was supplied as of such date, and was without regard to any market, economic, financial, legal or other circumstances or events of any kind or nature which may exist or occur after such date. RBC has not undertaken to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and does not have an obligation to update, revise or reaffirm its opinion. Unless otherwise noted, all analyses were performed based on market information available as of December 23, 2012, the trading day on which RBC finalized its analysis.

In connection with its review of the merger and the preparation and rendering of its opinion, RBC undertook the review and inquiries it deemed necessary and appropriate under the circumstances, including:

•	reviewing the financial terms of the draft of the merger agreement received by RBC on December 23, 2012;

•

reviewing and analyzing certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to RBC from published sources and from the internal records of the Company;

•	reviewing certain financial estimates, projections and forecasts of the Company, prepared by the management of the Company;

•	conducting discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company as a standalone entity;

•	reviewing reported prices and trading activity for our ADSs; and

•	performing other studies and analyses as RBC deemed appropriate.

In connection with the rendering of its opinion to our board of directors, RBC reviewed with our board of directors the analyses described below and other information material to the opinion. Set forth below is a summary of the analyses used by RBC, including information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.

Precedent Transaction Analysis

RBC prepared a precedent transaction analysis of our implied transaction multiples relative to a group of publicly-announced merger and acquisition transactions. In selecting these precedent transactions, RBC considered mergers and acquisitions publicly announced since January 1, 2008 in the semiconductor device industry in which the publicly-traded target company had a transaction value between $25 and $250 million.

Acquiror	Target

Cypress Semiconductor Corporation	Ramtron International Corp.

Golden Gate Private Equity, Inc.	Conexant Systems Inc.

Zoran Corporation	Microtune, Inc.

Microsemi Corporation	White Electronic Designs Corporation

ON Semiconductor Corp.	California Micro Devices Corporation

IXYS Corp.	Zilog Inc.

Virage Logic Corporation	ARC International Limited

Integrated Device Technology, Inc.	Tundra Semiconductor Corporation

Exar Corp.	Hifn, Inc.

CSR plc	SiRF Technology Holdings, Inc.

Sierra Wireless Inc.	Wavecom SA

Cypress Semiconductor Corporation	SIMTEK Corp.

ON Semiconductor Corp.	Catalyst Semiconductor, Inc.

TranSwitch Corp.	Centillium Communications, Inc.

Diodes Incorporated	Zetex Semiconductors plc

TriQuint Semiconductor, Inc.	WJ Communications Inc.

Imperium Partners Group, LLC	ESS Technology, Inc.

Freescale Semiconductor, Inc.	Sigmatel Inc.

RBC compared enterprise value (“EV”) to last twelve months (“LTM”) ended September 30, 2012 revenue and EV-to-LTM earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples relating to the merger with corresponding multiples in the selected precedent transactions. For the purpose of calculating the multiples for the selected precedent transactions, multiples of LTM revenue and LTM EBITDA were derived from the actual revenue and EBITDA (adjusted to exclude non-cash and one-time charges) of the target companies in the last twelve months prior to the announcement of the transaction. For all purposes of its analyses summarized in this section, RBC defined enterprise value as equity value plus total debt, preferred stock and minority interest less cash and cash equivalents. In discussing its analysis with our board of directors, RBC noted that 11 of the 18 selected precedent transactions had EBITDA multiples that were not meaningful due to the respective targets’ having minimal or negative EBITDA. Financial data regarding the precedent transactions was taken from filings with the SEC and other public filings, Wall Street research, Dealogic, FactSet and Bloomberg.

The following table compares the selected implied transaction multiples for the merger with the corresponding multiples for the selected precedent transactions:

	Precedent Transactions				Company
	Min.	Median	Mean	Max.	(As Implied by the Merger Per Share Price)
EV as a multiple of:
LTM Revenue	0.1x	0.9x	0.9x	1.7x	1.0x
LTM EBITDA	4.9x	9.3x	9.4x	14.6x	7.9x

RBC noted that our multiple for EV-to-LTM revenue implied by the per share price payable in the merger was within the range of the selected precedent transactions and was above both the mean and median multiples found in those transactions analyzed. RBC noted that our multiple for EV-to-LTM EBITDA implied by the per share price payable in the merger was within the range of selected precedent transactions but was below both the mean and median multiples found in those transactions analyzed.

Public Company Analysis

RBC prepared an analysis of certain of our implied transaction multiples relative to a group of publicly-traded companies. In selecting publicly-traded companies, RBC considered companies focused primarily on analog discrete semiconductor devices listed on public U.S. exchanges.

Analog Discrete Semiconductor Companies

•	Alpha & Omega Semiconductor, Ltd.;

•	Diodes Incorporated;

•	Fairchild Semiconductor International Inc.;

•	International Rectifier Corporation;

•	MagnaChip Semiconductor Corporation;

•	ON Semiconductor Corp.; and

•	Vishay Intertechnology Inc.

In this analysis, RBC compared our EV implied by the per share price payable in the merger, expressed as a multiple of our actual LTM revenues and EBITDA as of September 30, 2012 and projected calendar year 2012 and 2013 revenue and EBITDA, to the respective multiples of actual LTM and projected calendar year 2012 and 2013 EV-to-revenue and to EV-to-EBITDA of the selected companies implied by the public trading prices of their common stock. Projected revenue and EBITDA were based on Wall Street research in the case of the Company and, in the case of the selected companies, Capital IQ and FactSet consensus estimates.

The following table presents our implied EV-to-revenue and EV-to-EBITDA multiples, and the corresponding multiples for the selected companies, for the periods reviewed by RBC in connection with its analysis:

	Selected Companies				Company
	Min.	Median	Mean	Max.	(As Implied by the Merger Per Share Price)
EV as a multiple of:
LTM Revenue	0.4x	0.9x	0.9x	1.3x	1.0x
2012F Revenue	0.4x	0.9x	0.9x	1.3x	0.9x
2013F Revenue	0.3x	0.9x	0.8x	1.2x	0.8x
LTM EBITDA	2.4x	7.0x	6.4x	13.3x	7.9x
2012F EBITDA	2.4x	5.5x	5.4x	8.2x	7.0x
2013F EBITDA	2.2x	6.3x	5.9x	13.4x	6.3x

RBC noted that: (1) our EV-to-revenue multiple implied by the per share price payable in the merger for the LTM as of September 30, 2012 was within the observed range of multiples, and was above both the median and mean multiples of the selected companies analyzed; (2) our EV-to-revenue multiple implied by the per share price payable in the merger for the projected calendar year 2012 was within the observed range of multiples and in-line with both the mean and median multiples of the selected companies analyzed; (3) our EV-to-revenue multiple implied by the per share price payable in the merger for the projected calendar year 2013 was within the observed range of multiples, was below the median multiple of the selected companies analyzed and in-line with the mean multiple of the selected companies analyzed; (4) our EV-to-EBITDA multiple implied by the per share price payable in the merger for the LTM as of September 30, 2012 was within the observed range of multiples and was above both the mean and median multiples of the selected companies analyzed; (5) our EV-to-EBITDA multiple implied by the per share price payable in the merger for the projected calendar year 2012 was within the observed range of multiples and was above both the mean and median multiples of the selected companies analyzed; and (6) our EV-to-EBITDA multiple implied by the per share price payable in the merger for the projected calendar year 2013 was within the observed range of multiples, was in-line with the median multiple of selected companies analyzed, and was above the mean multiple of the selected companies analyzed.

Overview of Analyses; Other Considerations

In reaching its opinion, RBC did not assign any particular weight to any one analysis or the results yielded by that analysis. Rather, having reviewed these results in the aggregate, RBC exercised its professional judgment in determining that, based on the aggregate of the analyses used and the results they yielded, the per share price payable in the merger was fair, from a financial point of view, to our shareholders. RBC believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analyses and, accordingly, also made qualitative judgments concerning differences between the characteristics of the Company and the merger and the data selected for use in its analyses, as further discussed below.

No single company or transaction used in the above analyses as a comparison is identical to the Company or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of RBC providing an opinion as to the fairness of the per share price payable in the merger, from a financial point of view, to our shareholders and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The opinion of RBC as to the fairness of the per share price payable in the merger, from a financial point of view, to our shareholders was necessarily based upon market, economic, and other conditions that existed as of the date of its opinion and on information available to RBC as of that date.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Several analytical methodologies were used by RBC and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBC were based on all the analyses and factors presented herein taken as a whole and also on application of RBC’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

In connection with its analyses, RBC made, and was provided by our management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or its advisors, none of the Company, RBC or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Our board of directors selected RBC to render its opinion based on RBC’s familiarity with the market in which we compete and RBC’s experience with semiconductor companies. RBC has advised on numerous acquisitions of unaffiliated third parties in the semiconductor market. RBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBC may act as a market maker and broker in the publicly-traded securities of the Company and receive customary compensation, and may also actively trade securities of the Company for its own account and the accounts of its customers, and, accordingly, RBC and its affiliates may hold a long or short position in such securities. Other than the engagement with the Company described in the following paragraph, RBC has not provided any other financial advisory services to the Company or Diodes Incorporated in the two years preceding the delivery of its opinion.

Under its engagement agreement with our board of directors dated October 8, 2012, RBC became entitled to receive a fee upon the delivery of a fairness opinion in connection with the merger agreement without regard to whether RBC’s opinion was accepted or the merger contemplated by the proposed merger agreement was consummated. In addition, for its services as financial advisor to the Company in connection with the merger, if the merger is successfully completed, RBC will receive an additional, larger transaction fee against which a portion of the fee payable for the delivery of RBC’s opinion will be credited. Further, in the event that the merger is not completed and the Company consummates at any time thereafter, pursuant to a definitive agreement or letter of intent or other evidence of commitment entered into during the term of RBC’s engagement or during the 18 months following the term, another “Transaction,” RBC’s engagement letter provides that RBC will be entitled to the same transaction fee. In addition, whether or not the merger closes, or another Transaction occurs, we have agreed to indemnify RBC for certain liabilities that may arise out of RBC’s engagement, including, without limitation, liabilities arising under the federal securities laws, and to reimburse the reasonable out-of-pocket expenses incurred by RBC in performing its services (subject to a limit which may not be exceeded without our approval not to be unreasonably withheld). The terms of RBC’s engagement letter were negotiated at arm’s-length between the Company and RBC, and our board of directors was aware of this fee arrangement at the time it reviewed and approved the merger agreement.

As described above, RBC’s opinion to the board of directors of the Company was one of many factors taken into consideration by the board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by RBC in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of RBC attached to this proxy statement as Annex C.

Form of Merger

At the effective time, Merger Subsidiary will be merged with and into the Company and the separate existence of Merger Subsidiary will cease. Following the merger, the Company will continue its existence under the Cayman Companies Law as the surviving company and will succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Subsidiary and the Company in accordance with the Cayman Companies Law. The surviving company will be liable for and subject to, in the same manner as Merger Subsidiary immediately prior to the effective time, all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary.

Merger Consideration

Other than Excluded Shares (including Excluded Shares represented by ADSs) (as defined in the merger agreement), each Share issued and outstanding immediately prior to the effective time will be cancelled at the effective time of the merger in exchange for the right to receive $1.33-1/3 in cash per Share ($8.00 per ADS) without interest. The consideration to be paid to holders of Shares, ADSs, options and warrants will be distributed by a paying agent, which will be a bank or trust company selected by Diodes and approved by the Company.

Each of the Shares (including Shares represented by ADSs) held by Diodes, Merger Subsidiary, the Company or their respective subsidiaries will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, will be cancelled and will cease to exist at the effective time of the merger without payment of any consideration or distribution therefor.

Each dissenting shareholder will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such dissenting shareholder.

At the effective time, each ordinary share, par value $0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the effective time, will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

Remittances for the per Share merger consideration shall not be sent to shareholders of the Company who are untraceable unless and until, except as provided below, they notify the paying agent of their current contact details prior to the effective time of the merger. A Company shareholder will be deemed to be untraceable if (i) such shareholder has no registered address in the register of members (or branch register) maintained by the Company or the ADS depositary, or (ii) notice of the Company shareholders meeting has been sent to such shareholder and has been returned undelivered. Any Company shareholder who is untraceable or deemed untraceable and who requests payment for the per Share merger consideration subsequent to the effective time of the merger within applicable time limits or limitation periods will be advised to contact the surviving company.

Treatment of Options and Warrants

If the merger is completed, each outstanding option to purchase Shares under the Option Plans, whether or not exercisable or vested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $1.33-1/3 exceeds the exercise price per Share of such option. Each option to purchase Shares under the Option Plans, whether or not exercisable or vested, that has an exercise price per Share equal to or greater than $1.33-1/3 will be cancelled and the holder thereof will not be entitled to receive any payment in exchange for such cancellation. Because the options to purchase Shares are being terminated, their vesting and exercisability (for all holders) shall accelerate such that each option to purchase Shares under the Option Plans is exercisable prior to the closing of the merger.

The Company will notify the holders of warrants to purchase any Shares of the merger agreement and the merger. The holders of such warrants shall have up until the day before the effective time of the merger to exercise any such warrants. Holders who timely and properly exercise any warrants pursuant to the merger agreement and the terms of the relevant warrants will be treated the same way as holders of the Shares. All such warrants that have not been properly exercised prior to the effective time of the merger will expire at the effective time of the merger.

Exchange Procedures

At the effective time, Diodes will deposit with the paying agent for the benefit of the holders of Shares and ADSs, the merger consideration for the paying agent to make payments under the merger agreement. As promptly as practicable after the effective time of the merger (and in any event within five business days in the case of record holders and three business days in the case of the depositary on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the paying agent will mail, and The Depository Trust and Clearing Corporation, will deliver, to each registered holder of Shares (other than holders of Excluded Shares) a letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares (other than holders of the Excluded Shares) will be effected. Upon completion and deliver of the letter of transmittal and such other documents as may be required to the paying agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of such Shares will be entitled to receive in consideration of the cancellation of such Shares a check, in the amount equal to (x) the number of Shares held by such registered holder multiplied by (y) the per Share merger consideration of $1.33-1/3, and book-entry in the register of members shall be made to reflect the Shares being cancelled. As promptly as practicable following the effective time, the paying agent will transmit to the ADS depositary an amount equal to the product of (x) the number of ADSs and (y) the per ADS merger consideration of $8.00. The ADS depositary will distribute the per ADS merger consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. The ADS holders will pay any applicable fees (including (i) cancellation fee of US$ 5.00 per 100 ADSs and (ii) distribution of cash proceeds fee not in excess of US$ 2.00 per 100 ADSs), charges and expenses of the ADS depositary and government charges (other than withholding taxes if any) due to or incurred by the ADS depositary in connection with distribution of the per ADS merger consideration to ADS holders.

Any portion of the merger consideration deposited with the paying agent that remains unclaimed by our shareholders for nine months after the effective time of the merger will be delivered to the surviving company on demand. Holders of share certificates purported to represent Shares, if any, may look only to the surviving company for the satisfaction of claims for merger consideration, if appropriate, and, if any such holder has not made such a request by the date immediately prior to the date on which such funds would otherwise escheat to or become the property of any governmental body, then such funds will, to the extent permitted by applicable legal requirements, become the property of the surviving company. None of the paying agent, Diodes, Merger Subsidiary, the Company, the ADS depositary, or the surviving company will be liable to any former shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

Effective Time of the Merger

The merger will become effective when the Cayman plan of merger and other documents required to effect the merger by the Cayman Companies Law have been duly registered by the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Subsidiary and the Company shall agree and specify in the Cayman plan of merger.

Delisting and Deregistration of Our ADSs

As promptly as possible following the effective time of the merger, the surviving company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under applicable laws and rules and policies of NASDAQ to enable the de-listing by the surviving company of the ADSs from NASDAQ and the deregistration of the Shares and the ADSs under the Exchange Act as promptly as practicable after the effective time.

Termination Fee

In the event that the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee (which is $6.0 million) to Diodes, the payment by the Company of the termination fee is Diodes’ sole and exclusive remedy against the Company and its affiliates and representatives except in the event of fraud or intentional and material breach.

Under the merger agreement, Diodes is not required under any circumstances to pay the Company a termination fee or contractually obligated to reimburse the Company’s costs and expenses incurred in connection with the merger. However, there is no limitation on damages recoverable by the Company from Diodes or Merger Subsidiary in the event of a breach of the merger agreement by Diodes or Merger Subsidiary.

Each of the parties to the merger agreement is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled under the merger agreement (provided that, in cases where the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee and such termination fee is paid in full, Diodes and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise).

Interests of Our Directors and Executive Officers in the Merger

When considering the recommendation of our board of directors, you should be aware that the members of our board of directors and our executive officers may have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company’s shareholders generally. The Company’s board of directors was aware of such interests and considered them, among other matters, in reaching its decisions to approve the merger, and to authorize, approve and adopt the merger agreement and any and all transactions contemplated thereby, and recommend that our shareholders vote in favor of approving the merger and adopting and approving the merger agreement and any and all transactions contemplated thereby.

Current Executive Officers and Directors

Our current executive officers and directors as of the date hereof are:

Executive Officers/Directors	Positions Held With the Company

Chieh Chang	Chief Executive Officer, Director, Founder and Chairman of the Board
Herbert Chang	Director and Founder
Wenqi Gu	Director
Kheng Nam Lee	Director
Joseph Liu	Lead Director and Founder
Michael Pfeiffer	Director
Zhongyuan Jin	Vice President of Procurement, Foundry Services and Other Products
Chong Ren	Vice President of Operations
Ernest Lin	Senior Vice President of Worldwide Sales
Ji Wei Sun	President
Simon Szeto	Chief Technology Officer
Jean-Claude Zhang	Chief Financial Officer

Shares Held by Our Executive Officers and Directors

Upon the completion of the merger, our executive officers and directors holding Shares will be entitled to receive the same cash consideration subject to the same terms and conditions as the other shareholders of the Company. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with their Shares or ADSs will be approximately $18,260,000 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Treatment of Existing Share Options

Upon the completion of the merger, each holder of vested and unvested options under the Option Plans will be entitled to receive cash consideration in connection with the merger. Some of the holders of the Company’s options are directors and executive officers of the Company.

Each outstanding option to purchase Shares under the Option Plans, whether or not exercisable or vested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $1.33-1/3 exceeds the exercise price per Share of such option. Each option to purchase Shares under the Option Plans, whether or not exercisable or vested, that has an exercise price per Share equal to or greater than $1.33-1/3 will be cancelled and the holder thereof will not be entitled to receive any payment in exchange for such cancellation.

We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the cancellation of options to purchase Shares will be approximately $6,436,110 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Indemnification and Insurance

Pursuant to the merger agreement, Diodes and Merger Subsidiary have agreed that:

•

The indemnification, elimination of liability and advancement of expenses provisions in the articles of association of the Company, as in effect immediately prior to the effective time of the merger, may not be amended or modified for a period of six years from such effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company.

•

From and after the effective time of the merger, the surviving company will, and Diodes will cause the surviving company to, out of the assets of the Company and its subsidiaries, comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless the current and former directors, officers or employees of the Company or any subsidiaries in respect of acts or omissions occurring at or prior to the effective time of the merger, including acts or omissions with respect to the adoption of the merger agreement and the consummation of the transactions thereby, to the fullest extent permitted under the Cayman Companies Law or other applicable law.

•

The Company will purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

Retention Bonus

Diodes has agreed to pay retention bonuses to certain employees of the surviving company, including the executive officers of the Company. Bonuses for certain executive officers will be payable 50% after the first year and 50% after the second year following the closing, provided that such executive officers continue to be employees of the surviving company; for others, 66-2/3% of a bonus will be payable after 12 months, and 33-1/3% after 18 months. The total amount of retention bonuses to be paid to employees of the Company or the surviving company is approximately $5 million, and the total amount of retention bonuses to be paid to the executive officers of the Company or the surviving company is approximately $3.2 million.

Voting by Certain Shareholders at the Extraordinary General Meeting

The following is a summary of the material terms and conditions of the voting agreements. This summary may not contain all the information about the voting agreements that is important to you. This summary is qualified in its entirety by reference to the voting agreements between Diodes on one hand and each of the directors and executive officers of the Company on the other hand. You are encouraged to read the voting agreements in their entirety (see “Where You Can Find More Information” for a description of how to obtain a copy of the voting agreements).

Concurrently with the execution of the merger agreement, Diodes entered into voting agreements with each of the following parties: Chieh Chang, Kuo Wei Chang, J.C. Zhang, Jiwei Sun, Joseph Y. Liu, Kheng Nam Lee, Michael L. Pfeiffer, Chong Ren, Simon Szeto, Wenqi Gu and Zhongyuan Jin. The parties to the voting agreement other than Diodes are sometimes referred to herein as the “Supporting Parties.” As of the date of this proxy statement, the Supporting Parties collectively beneficially held approximately 2,622,500 Shares (which does not include Shares which may be issuable upon the exercise of vested or unvested options), representing approximately 2.45% of the total outstanding Shares.

Under the voting agreements, each Supporting Party has agreed, subject to the terms and conditions set forth therein, to vote or exercise its right to consent with respect to all the Shares that such Supporting Party is entitled to vote at the time of any vote to approve the merger at any meeting of the shareholders of the Company, and at any adjournment or postponement thereof, at which the merger and the merger agreement are submitted for the consideration and vote of the shareholders of the Company.

Each Supporting Party has also (i) agreed to vote against any other Takeover Proposal (as defined in the merger agreement) and certain other actions and proposals that would be inconsistent with the terms of the merger agreement, (ii) granted Diodes an irrevocable proxy to vote the Shares subject to the voting agreement in accordance with the terms of the merger agreement and (iii) agreed to certain restrictions on transfer of the Shares.

Regulatory Matters

The Company does not believe that any material regulatory approvals, filings or notices, including any regulatory approvals, filings or notices under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, China’s Anti-Monopoly Law, and any other applicable foreign legal requirements relating to antitrust, competition, or merger control matters, are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the Cayman plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Subsidiary as at the time of the filing of the Cayman plan of merger and notice of the merger being published in the Cayman Islands Gazette.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	the satisfaction of the conditions to consummate the merger, including the approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger; and

•	the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under “Item 3.D Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. See “Where You Can Find More Information” on page 64. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement might not occur.

MARKET PRICE OF THE ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table provides the high and low reported market prices for our ADSs, each representing six Shares, on the NASDAQ Global Select Market under the symbol “BCDS,” for (i) the years 2011 (from January 28, 2011—the first day our ADSs were traded on NASDAQ) and 2012 (through December 26, 2012), (ii) all four quarters of 2011(the first quarter beginning January 28, 2011) and all four quarters of 2012 (the fourth quarter through December 26, 2012), and (iii) each of the past six months (through December 26, 2012):

	Price per ADS (in US$)
	High	Low
Annual:
2011	13.37	3.71
2012	6.4	3.27

Quarterly:
First quarter of 2011	13.37	8.04
Second quarter of 2011	10.4	6.86
Third quarter of 2011	8.26	3.8
Fourth quarter of 2011	5.36	3.7
First quarter of 2012	5.78	3.84
Second quarter of 2012	6.4	3.94
Third quarter of 2012	4.93	3.27
Fourth quarter of 2012	4.45	3.52

Monthly:
July of 2012	4.93	3.75
August of 2012	4.16	3.27
September of 2012	4.56	3.5
October of 2012	4.2486	3.52
November of 2012	4.45	3.85
December of 2012	4.1	3.6301

The closing price of the ADSs on NASDAQ on December 24, 2012, the last trading date prior to the announcement of the proposed merger transaction, was $3.88 per ADS. The merger consideration of $8.00 per ADS to be paid in the merger represents a premium of approximately 106.2% to that closing price.

We have never declared or paid any dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our Shares in the foreseeable future.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on February 28, 2013, at 10:30 a.m. (Pacific time), at the offices of Covington & Burling LLP at 333 Twin Dolphin Drive, Suite 700, Redwood Shores, California 94065, U.S.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon the following:

1. As special resolutions, that the agreement and plan of merger dated as of December 26, 2012 by and among the Company, Diodes Incorporated, and Diodes Cayman Islands Company Limited, as it may be amended from time to time (referred to herein as the “merger agreement”) and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands pursuant to Section 233 of the Companies Law of the Cayman Islands (2012 Revision) (referred to herein as the “Cayman plan of merger”), and any and all transactions contemplated by the merger agreement, be approved and authorized and that upon the Effective Date of the merger (as defined in the Cayman plan of merger), the Company shall amend and restate its memorandum and articles of association in the form attached to the Cayman plan of merger); and

2. As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.

If the proposed merger is completed, shareholders of the Company, other than Diodes, Merger Subsidiary, the Company or their respective subsidiaries, and other than shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law, will be entitled to receive $1.33-1/3 in cash for each of the Shares owned by such shareholders or $8.00 (minus any applicable fees, charges, and expenses due to or incurred by the ADS depositary) in cash per ADS owned by such shareholders as of the effective time of the merger.

At the effective time of the merger, each of the Shares owned by Diodes, Merger Subsidiary, the Company or their respective subsidiaries will be cancelled and cease to exist without payment of any consideration. Dissenting shareholders will not receive any merger consideration from Diodes in connection with the merger and will instead be entitled to receive only the payment of the fair value of their Shares resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such dissenting shareholders’ Shares.

At the effective time of the merger, each ordinary share of Merger Subsidiary issued immediately prior to the effective time will be converted into one fully paid ordinary share of the surviving company, which will be the only issued share capital of the surviving company at the effective time of the merger.

Our Board’s Recommendation

Our board of directors unanimously:

•

determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement;

•	approved the merger agreement, the merger and any and all transactions contemplated thereby; and

•

recommends that the Company’s shareholders vote FOR the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby (collectively, the “Company Board Recommendation”).

Record Date; Shares and ADSs Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business in the Cayman Islands on January 15, 2013, the Share record date for voting at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on February 28, 2013. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof.

If you own ADSs, you cannot vote at the extraordinary general meeting directly. Instead, you may instruct Deutsche Bank Trust Company Americas, in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs on the Share record date), how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 3:00 p.m. New York City time on February 22, 2013 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 3:00 p.m. New York City time on February 22, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADS. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions, pursuant to Section 4.8 of the Deposit Agreement.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of one or more shareholders holding not less than an aggregate of one-third of all voting share capital of our company in issue. Under the terms of the voting agreements, the Supporting Parties subject to the voting agreements are required to attend the extraordinary general meeting and any adjournment or postponement thereof held to approve the merger. As of the Share record date, there are 106,893,828 Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the adoption of the merger agreement.

Vote Required

Approving and authorizing the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby requires the approval by a special resolution, being a resolution passed by an affirmative vote of holders representing two-thirds or more of the Shares held by record holders, and in addition, an affirmative vote of holders who are not Company’s executive officers or directors representing at least a majority of the Shares held by record holders, in each case, the record holders being the record holders on the Share record date who are present and voting in person or by proxy at a meeting of the Company’s shareholders (such voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given. The extraordinary general meeting will be such a meeting.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. Your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on February 28, 2013.

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact the Company’s Chief Financial Officer, Jean-Claude Zhang, at the China offices of the Company located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China, (+86-21) 2416-2298 (China) or IR@bcdsemi.com; or Alliance Advisors, LLC at (973) 873-7700 (United States).

ADSs

If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail to all owners of ADSs as of January 15, 2013 (Caymans Islands time) the accompanying notice of extraordinary general meeting, proxy statement and a voting instruction card. Upon the receipt of a voting instruction card properly executed by a holder of ADSs, the ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such voting instruction card timely received from holders of ADSs no later than 3:00 p.m. New York City time on February 22, 2013. The ADS depositary must receive such instructions no later than 3:00 p.m. New York City time on February 22, 2013, in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote Shares represented by ADSs other than in accordance with properly executed voting instruction cards. If the ADS depositary does not receive your instructions before 3:00 p.m. New York City time on February 22, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADS. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions, pursuant to Section 4.8 of the Deposit Agreement (as defined in the merger agreement). The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby and FOR approval of the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to BCD Semiconductor Manufacturing Limited at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China.

•

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to the Company not less than 48 hours prior to the extraordinary general meeting on February 28, 2013. You may also return a new proxy by fax or by email by following the instructions shown on your proxy card.

•

Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker, bank or nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or nominee to change those instructions.

If you hold ADSs and have provided voting instructions to the ADS depositary, you must follow directions received from the ADS depositary to change those voting instructions.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact the Company’s Chief Financial Officer, Jean-Claude Zhang at the China offices of the Company located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China, (+86-21) 2416-2298 (China) or IR@bcdsemi.com; or Alliance Advisors, LLC at (973) 873-7700 (United States).

Solicitation of Proxies

The Company has engaged Alliance Advisors, LLC to assist in soliciting proxies from the shareholders of the Company in connection with the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares or ADSs held of record by such nominee holders. We will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting.

THE MERGER AGREEMENT

This section of the proxy statement describes the material terms of the merger agreement and the Cayman plan of merger but does not purport to describe all of the terms of the merger agreement and the Cayman plan of merger. The following summary is qualified in its entirety by reference to the complete text of the merger agreement and the Cayman plan of merger, which are attached as Annex A to this proxy statement and are incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement and the Cayman plan of merger because they are the legal documents that govern the proposed merger. This description of the merger agreement and the Cayman plan of merger has been included to provide you with information regarding their terms.

Structure and Completion of the Proposed Merger

The merger agreement provides for the merger of Merger Subsidiary with and into the Company upon the terms, and subject to the conditions, of the merger agreement and the Cayman plan of merger. If the merger is completed, the Company will cease to be a publicly traded company. The closing will occur within three business days immediately following the day when all of the closing conditions have been satisfied or waived, or such other date as Diodes and the Company may mutually determine. On or prior to the closing, the Company will execute the Cayman plan of merger and file the Cayman plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective when the plan of merger and other related documents have been duly registered by the Registrar of Companies of the Cayman Islands or on such subsequent date as specified in the Cayman plan of merger.

We expect that the proposed merger will be completed late in the first quarter of 2013 or early in the second quarter of 2013, after all conditions to the proposed merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived; however, we intend to complete the proposed merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the proposed merger, the memorandum and articles of association of Merger Subsidiary as in effect at the effective time will be the memorandum and articles of association of the Company as the surviving company (except that at the effective time, Article I of the memorandum of the surviving company will be amended to be and read as follows: “The name of the Corporation is BCD Semiconductor Manufacturing Limited”) and the memorandum and articles of association of the Company will be amended and restated accordingly. The directors of Merger Subsidiary at the effective time or those designated by Diodes will become the directors of the Company.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Diodes and Merger Subsidiary and representations and warranties made by Diodes and Merger Subsidiary to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedules delivered by the Company in connection therewith but not reflected in the body of the merger agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The representations and warranties made by the Company to Diodes and Merger Subsidiary include representations and warranties relating to, among other things:

•	organization, good standing and qualification of the Company and its subsidiaries;

•	the Company’s capital structure;

•

the Company’s corporate power and authority to execute, deliver and perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•	the required vote of the Company’s shareholders to authorize, approve and adopt the merger agreement;

•

the declaration of advisability of the merger agreement and the merger by the board of directors of the Company, and the approval of the merger agreement and the merger by the board of directors of the Company;

•

the absence of (i) a breach or violation of, or a default under, the governing documents of the Company and its subsidiaries, (ii) violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of the Company or its subsidiaries, in each case, as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement, except in (ii) through (iv) above, for any such breach, violation, default, creation or acceleration that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on the Company;

•	governmental consents and approvals;

•	the Company’s SEC filings since January 5, 2011, and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002, the rules and regulations of the NASDAQ and any rules and regulations applicable to the Company’s reports;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a Company “Material Adverse Effect” (as defined below) and the absence of certain other changes or events from December 31, 2011 to December 26, 2012;

•	the absence of certain undisclosed liabilities;

•	the absence of certain litigation matters;

•	compliance with applicable laws, licenses and permits;

•	real property and other properties and assets;

•	intellectual property;

•	tax matters;

•	the conduct of business in accordance with the ordinary course consistent with past practice from December 31, 2011, to December 26, 2012;

•	employee benefits plans and labor matters;

•	interested party transactions;

•	insurance policies;

•	material contracts and the absence of any default under, or termination of, any material contract;

•	compliance with applicable laws including anti-corruption and anti-money laundering laws;

•	the absence of governmental inquiry;

•	completeness of certain corporate records;

•	certain of the Company’s operations and compliance with PRC laws;

•	environmental matters;

•	the absence of any undisclosed brokers’ or finders’ fees;

•	lack of secured creditors and solvency;

•	the accuracy of this proxy statement; and

•	acknowledgment as to absence of any other representations and warranties.

Many of the representations and warranties in the merger agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” means any event, change or effect (collectively, a “change”) that, considered with all changes, had a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations of the Company and its subsidiaries, taken as a whole, provided, however, that a change occurring after the date of the merger agreement shall not be deemed a Material Adverse Effect or considered in determining whether there has occurred (or would reasonably be expected to occur) a Material Adverse Effect, if (i) such change results from (A) general economic or political conditions in the U.S. or the PRC, (B) conditions generally affecting the other companies in the Company’s industry, (C) any cancellation of or delays in customer orders, failure to obtain new customer orders, disruption in supplier, partnership, distributor, reseller or similar relationships, or loss of employees resulting in each case from the announcement or pendency of this merger agreement, (D) stockholder class action or derivative litigation alleging (1) a breach of fiduciary duty by the board of directors of the Company relating to the negotiation, execution, delivery or performance (or disclosure with respect thereto) of this merger agreement or the proposed consummation of the merger or the other transactions, or (2) that this proxy statement violates the disclosure requirements of the Exchange Act or other applicable law unless a governmental entity of competent jurisdiction shall have entered an order prohibiting the consummation of the transactions (provided, however, that for this exception to apply, the Company must have complied with its obligations regarding proxy information as described in the merger agreement), (E) acts of war or terrorism or natural disasters in any locations where the Company conducts material business operations, (F) the failure of the Company to meet internal or analysts’ financial expectations or projections (it being understood that the underlying causes of any such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (G) changes in trading volume or a decline in the Company’s stock price (it being understood that the underlying causes of any such change or decline may be taken into account in determining whether a Material Adverse Effect has occurred), and (H) Material Adverse Effect Diodes or Merger Subsidiary or their respective representatives knew or should have known prior to the date of the merger agreement, and (ii) with respect to clauses (A), (B), and (E), the conditions or circumstances that caused such change do not have an impact on the Company and its subsidiaries, taken as a whole, that is in any material respect disproportionate to the average impact such conditions or circumstances have on the other companies in the Company’s industry.

The representations and warranties made by Diodes and Merger Subsidiary to the Company include representations and warranties relating to, among other things:

•	their due organization, existence and good standing;

•

their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

•	available funds necessary for the payment of the aggregate amount of the merger consideration;

•	governmental consents and approvals;

•

the absence of (i) a breach or violation of, or a default under, the governing documents of Diodes or Merger Subsidiary, (ii) violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of Diodes or Merger Subsidiary, in each case, as a result of entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•

the absence of legal proceedings against Diodes or Merger Subsidiary other than any such legal proceeding that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the merger or any of the other transactions contemplated by the merger agreement; and

•	the accuracy of the information provided by Diodes or Merger Subsidiary for inclusion in this proxy statement.

Conduct of Business Prior to Closing

Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, the Company will, and will cause each of its subsidiaries to, carry on its business in the ordinary course, and use reasonable efforts to keep available the services of its current officers and employees, to preserve substantially intact its existing business organization and goodwill and preserve intact its corporate structure and its relations and goodwill with third parties with which it has material business relations as of the date of the merger agreement. Subject to certain exceptions set forth in the merger agreement and the disclosure schedule of the Company delivered in connection with the merger agreement, unless Diodes consents in writing, the Company will not and will not permit its subsidiaries to, among other things:

•	cause or permit any amendments to any of the Company’s constituent instruments or any other equivalent organizational documents;

•

declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital;

•	enter into any new material contract, or materially violate, amend or otherwise modify or waive any of the terms of any existing material contract;

•

issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, in each case, other than pursuant to the exercise or conversion of rights to acquire such securities outstanding as of the date of the merger agreement;

•	transfer or license to any person or entity any intellectual property rights;

•	sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole;

•	issue or sell any debt securities or guarantee any debt securities of others in excess of $100,000 in the aggregate;

•	pay, discharge or satisfy in an amount in excess of $100,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or un-asserted, contingent or otherwise);

•	make any capital expenditures, capital additions or capital improvements except that do not exceed $500,000 individually or in the aggregate;

•

(i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance, retirement, retention, incentive or similar agreement, arrangement or benefit plan for the benefit or welfare of any current or former director, executive officer or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director or executive officer, (iii) materially amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (iv) pay any material benefit not provided for as of the date of this merger agreement under any benefit plan, or (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder;

•	open or close any facilities or office;

•	initiate, compromise or settle any material litigation or arbitration proceedings; or

•	agree in writing or otherwise to take any of the actions described above.

No Solicitation of Company Acquisition Proposals

In the merger agreement, the Company has agreed that neither it nor any of its subsidiaries nor any of its or its subsidiaries’ officers and directors will:

(a)	solicit, initiate or knowingly take any action that could reasonably be expected to facilitate or encourage the submission of any Takeover Proposal (as defined below) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal; or

(b)	except as specifically permitted under the merger agreement during the 30 days after the date of the merger agreement (as described below), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, any Takeover Proposal, (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Takeover Proposal;

However, during the 30 days following the date of the merger agreement, the board of directors of the Company, directly or indirectly through any representative, may, subject to the terms of the merger agreement, (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the board of directors of the Company by majority rule believes in good faith, after consultation with outside legal counsel and the Company financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed acceptable confidentiality agreement (a copy of which acceptable confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to Diodes), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change (as defined below), and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the board of directors of the Company under applicable law.

The Company has agreed to notify Diodes promptly (within 24 hours) after it obtains knowledge of the receipt by the Company (or any of its representatives) of any Takeover Proposal, any inquiry, any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party, in each case, in a way that would reasonably be expected to lead to a Takeover Proposal. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Diodes fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Diodes with at least forty-eight (48) hours prior notice of any meeting of the board of directors (or such lesser notice as is provided to the members of the board of directors of the Company) at which the Company’s board of directors is reasonably expected to consider any Takeover Proposal and shall provide Diodes and its representatives with the opportunity and a reasonable period of time to make a presentation to the board of directors at the meeting. The Company shall promptly provide Diodes with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party, and, to the extent such information has not been previously provided to Diodes, copies of such information.

As used herein and in the merger agreement, Takeover Proposal means a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than Diodes and its affiliates, including Merger Subsidiary) relating to any (a) direct or indirect acquisition of assets of the Company or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to ten percent (10%) or more of the fair market value of the Company’s consolidated assets or to which ten percent (10%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of ten percent (10%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) ten percent (10%) or more of the voting equity interests of the Company, (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such person would own ten percent (10%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company. Superior Proposal means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company’s consolidated assets or a majority of the outstanding Shares, that the Company’s board of directors determines in good faith (after consultation with outside legal counsel and financial advisor but arriving at such determination independently) is more favorable from a financial point of view to the holders of the Shares than the transactions contemplated by the merger agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company’s board of directors and (e) any revisions to the terms of the merger agreement and the merger proposed by Diodes.

Change of Recommendation

The Company’s board of directors has resolved to recommend that the Company’s shareholders authorize, approve and adopt the merger agreement. Under the terms of the merger agreement, the board of directors of the Company may not make, withdraw, amend, modify or materially qualify, in a manner adverse to Diodes or Merger Subsidiary, the Company Board Recommendation, or recommend a Takeover Proposal; or fail to recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) business days after the commencement of such offer, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”).

However, if the Company’s board of directors receives a qualifying acquisition proposal after the date of the merger agreement that the Company’s board of directors, after consultation with outside legal counsel and a financial advisor, determines is a Superior Proposal, the Company’s board of directors may, at any time prior to obtaining the requisite shareholders’ approval under the merger agreement, withdraw or modify any such recommendation with respect to the merger agreement or the merger and/or approve or recommend any Superior Proposal if, in its good faith judgment (after consultation with its outside legal counsel), its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In addition to the foregoing, prior to shareholder approval of the merger and adoption and approval of the merger agreement and any and all transactions contemplated thereby, our board of directors may also terminate the merger agreement in order to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement or other agreement relating to any acquisition proposal. However, in order to terminate the merger agreement and enter into an agreement relating to an acquisition proposal, the Company must have complied in all material respects with the terms of the “non-solicit” covenants with respect to such acquisition proposal, as stated in the merger agreement, and the Company’s board of directors must also have determined in good faith, after consultation with its legal and financial advisors, that (i) in its good faith judgment its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and (ii) such acquisition proposal is a Superior Proposal and remains so after the Company follows the following procedures:

•	the Company has given Diodes at least five business days’ notice of the intention of our board of directors to change its recommendation or terminate the merger agreement; and

•

prior to terminating the merger agreement, our board of directors has, in good faith, negotiated with Diodes (to the extent Diodes desires to negotiate) and taken into account any changes to the terms of the merger agreement proposed by Diodes during such five-business-day period.

Any material amendment to an acquisition proposal will be deemed a new acquisition proposal that will entitle Diodes to an additional three-business-day period to propose changes to the merger agreement.

In addition, we are not entitled to enter into any agreement with respect to a Superior Proposal unless we have concurrently paid to Diodes the applicable termination fee as described in further detail in “Merger Agreement—Termination Fee” beginning on page 52.

Shareholders’ Meeting

Unless the merger agreement is terminated, the Company is required to convene a general meeting of its shareholders as soon as reasonably practicable after the date of the merger agreement for the purpose of obtaining the required shareholder approval under the merger agreement. Unless our board of directors effects a change of recommendation in the manner described above, our board of directors is required to recommend that our shareholders vote to approve and authorize the merger agreement and the Cayman plan of merger and use its reasonable best efforts to obtain approval and authorization of the merger agreement and the Cayman plan of merger by our shareholders. In addition, under certain circumstances, the Company is permitted to postpone or adjourn the shareholders meeting. Even if our board of directors makes a change in recommendation, the Company must nevertheless submit the merger agreement to shareholders for approval at the extraordinary general meeting, unless it first terminates the merger agreement to enter into an acquisition agreement relating to a Superior Proposal or the merger agreement has been otherwise terminated prior to the extraordinary general meeting.

Agreement to Use Commercially Reasonable Efforts

We and Diodes have agreed to use commercially reasonable efforts to take all actions and do all things necessary, proper or advisable to consummate the merger as soon as reasonably practicable after the date of the merger agreement, including preparing necessary documentation and making necessary filings to obtain all approvals, consents, ratifications, permissions, waivers or authorizations, expiration or termination of applicable waiting periods required to be obtained (pursuant to any applicable law, contract or otherwise) from any governmental body in connection with the merger. The Company and Diodes have agreed to consult and coordinate with one another with respect to any filings and notify each other promptly upon receipt of any communication from any official of any governmental body in connection with any filing and to share any knowledge of the commencement or threat of commencement of any legal proceeding by or before any governmental body with respect to the merger. The Company and Diodes have agreed to use reasonable best efforts to lift any restraint, injunction or other legal bar to the merger subject to certain limitations.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Diodes and Merger Subsidiary have agreed that:

•

All rights to indemnification, advancement of expenses and exculpation by the Company or its subsidiaries now existing in favor of each person who is now, or has been at any time prior to the date of the merger agreement or who becomes prior to the effective time an officer or director of the Company or its Subsidiaries (each, an “Indemnified Person”) as provided in the articles of association of the Company as in effect on the date of the agreement, or pursuant to any other agreements in effect on the date of the agreement and disclosed to Diodes for acts or omissions occurring prior to the effective time (including acts or omissions occurring in connection with the merger agreement and the consummation of the merger) shall survive the merger and remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

•

For six years after the effective time, to the fullest extent permitted under applicable law, the Company and any successor to the Company shall, and Diodes shall cause the surviving company or its successor to, out of the assets of the Company, its subsidiaries, and any applicable insurance (but not from any assets of Diodes, other than those of the Company and its subsidiaries) indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising directly or indirectly, in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the effective time (including in connection with the transactions contemplated by this merger agreement), and shall advance or reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Company’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable law; provided, however, that the Company will not be liable for any settlement effected without the Company’s prior written consent.

•

The Company will purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

•

The obligations of Diodes and the Company described above will survive the merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such affected Indemnified Party.

Financing

Diodes will take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to ensure that it has adequate capital resources available to pay the merger consideration at the effective time (or, in certain situations, when ascertained).

Conditions to the Merger

The obligations of Diodes and Merger Subsidiary to effect the merger are subject to the satisfaction, or waiver by Diodes, of the following conditions:

•

the representations and warranties of the Company contained in the merger agreement shall be true on and as of the closing date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct as of that date), except where the failure of such representations or warranties to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and the Company shall have performed and complied in all material respects with all covenants and agreements required by the merger agreement to be performed or complied with by it on or prior to the closing date, and the Company shall have delivered to Diodes a certificate, dated the closing date, to the foregoing effect;

•

there shall not have been any occurrence, event, incident, action, failure to act, or transaction since the date of the merger agreement which has had or is reasonably likely to cause a Material Adverse Effect on the Company;

•

no action shall have been instituted before any court or governmental or regulatory body by any governmental entities to restrain, modify or prevent the carrying out of the merger, or to seek damages in connection with the merger;

•	the Company shall have delivered certain unaudited financial statements to Diodes before March 1, 2013 (if the closing of the merger is after such date);

•	all environmental permits required to operate the Company’s facility known as “fab 2” (which are expected to be received prior to February 28, 2013) shall have been issued and shall be effective;

•

the Company shall have delivered to Diodes a letter or other document issued by the Chief Executive Officer of the Company confirming his reasonable belief that the Company will be entitled to certain tax benefits and subsidies relating to “fab2,” provided that the facility commences operations promptly after receiving all environmental permits required for such commencement;

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no more than 20% of the outstanding Shares shall be Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Cayman Companies Law; and

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the affirmative vote of the holders, other than our directors and executive officers, of at least a majority of the Shares held by record shareholders who, being permitted to do so, attend and vote at the extraordinary general meeting (in person or by proxy), voting by poll.

The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•

the representations and warranties of Diodes and Merger Subsidiary contained in the merger agreement shall be true on and as of the closing date, and Diodes and Merger Subsidiary shall each have performed and complied in all material respects with all covenants and agreements required by the merger agreement to be performed or complied with by each of them on or prior to the closing date, and Diodes shall have delivered to the Company a certificate, dated the closing date, to the foregoing effect;

•

no action shall have been instituted before any court or governmental or regulatory body by any governmental entities to restrain, modify or prevent the carrying out of the merger or to seek damages in connection with the merger;

•

the merger agreement and the Cayman plan of merger shall have been approved and authorized by the holders of at least two-thirds (2/3) of the Shares present and voting in person or by proxy at the Company’s shareholders’ meeting in accordance with the Cayman Companies Law; and

•	the Cayman plan of merger to be filed in accordance with the Cayman Companies Law on the closing shall have been executed and delivered by Merger Subsidiary.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the consummation of the merger:

(a)	by mutual written consent of the Company, Merger Subsidiary and Diodes; or

(b)	by either of the Company or Diodes, if:

•

the merger is not completed by June 30, 2013 (which we refer to herein as the “end date”), provided that this termination right is not available to any party whose breach of any representation, warranty, covenant or agreement set forth in the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before the end date;

•

if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the merger or materially and adversely affecting the benefits of the merger to the party, and such law or order (i) shall have or is reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole and (ii) shall have become final and nonappealable; provided, however, that this termination right is not available to any party whose breach of any representation, warranty, covenant or agreement set forth in the merger agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such law or order; or

•	our shareholders do not authorize, approve and adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

(c)	by Diodes, if:

•

(i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (as defined below) (other than an acceptable confidentiality agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the covenants and agreements set forth in the merger agreement with respect to non-solicitation of any other Takeover Proposal, (iv) the board of directors of the Company fails to reaffirm (publicly, if so requested by Diodes) the Company Board Recommendation within 10 business days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the person making such Takeover Proposal, (v) a tender offer or exchange offer relating to the Company’s shares shall have been commenced by a person unaffiliated with Diodes and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) business days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that shareholders reject such tender or exchange offer, or (vi) the Company or the board of directors of the Company (or any committee thereof) shall publicly announce its intentions to do any of the actions specified above; or

•

if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date; provided that Diodes shall have given the Company at least 30 days written notice prior to such termination stating Diodes’ intention to terminate the merger agreement pursuant to this termination right.

(d)	by the Company:

•

if prior to the receipt of the shareholders’ approval and adoption of the merger agreement at the extraordinary general meeting, the board of directors of the Company authorizes the Company, in full compliance with the terms of the merger agreement to enter into a Company Acquisition Agreement (other than an acceptable confidentiality agreement) in respect of a Superior Proposal; provided that the Company shall have paid the termination fee (see below “Termination Fee”) in accordance with the terms, and at the times, specified in the merger agreement; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

•

if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Diodes or Merger Subsidiary set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date; provided that the Company shall have given Diodes at least 30 days written notice prior to such termination stating the Company’s intention to terminate the merger agreement pursuant to this termination right.

As used herein and in the merger agreement, Company Acquisition Agreement means any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Takeover Proposal.

Certain Additional Covenants

Pursuant to the terms of the merger agreement, we, Diodes and Merger Subsidiary have agreed to certain additional covenants related to the following:

•	sharing of information and access to information of us and our subsidiaries;

•	Diodes’ consent in the initiation, compromise or settlement of any material litigation or arbitration proceedings;

•	the resignation of certain of our and our subsidiaries’ directors; and

•	the appointment of the directors and officers of the surviving company.

Termination Fee

The Company is required to pay Diodes a termination fee of $6 million in the event the merger agreement is terminated:

•

by Diodes if (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an acceptable confidentiality agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the non-solicitation covenants and agreements set forth in the merger agreement, (iv) the board of directors fails to reaffirm (publicly, if so requested by Diodes) the Company Board Recommendation within ten (10) business days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the person making such Takeover Proposal, (v) a tender offer or exchange offer relating to the Shares shall have been commenced by a person unaffiliated with Diodes and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) business days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that shareholders reject such tender or exchange offer, or (vi) the Company or the board of directors of the Company (or any committee thereof) shall publicly announce its intentions to do any of the actions specified above;

•

by Diodes if (1) the merger has not been consummated on or before the end date, provided that this termination right should not be available to Diodes if its breach of any representation, warranty, covenant or agreement set forth in the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before the end date, and that shareholder approval has not been obtained at the Company shareholder meeting (including any adjournment or postponement thereof), (2) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the merger agreement such that the conditions to the closing of the merger set forth in the merger agreement would not be satisfied and such breach is incapable of being cured by the end date, provided that Diodes shall have given the Company at least 30 days written notice prior to such termination stating Diodes’ intention to terminate the merger agreement pursuant to this termination right and that shareholder approval has not been obtained at the Company shareholders’ meeting (including any adjournment or postponement thereof), or (3) the merger agreement and the Cayman plan of merger have been submitted to the shareholders of the Company for approval and authorization at a duly convened Company shareholders’ meeting and the Company shareholder approval shall not have been obtained at such meeting (including any adjournment or postponement thereof), in each case, provided further that (1) prior to such termination or the Company shareholders meeting, as applicable, a Takeover Proposal (it being understood for all purposes of the termination fee, all references in the definition of Takeover Proposal to “10%” shall be deemed to be references to “more than 50%”) shall have been publicly disclosed and not withdrawn or have been otherwise made or communicated to the Company or the board of directors and not withdrawn, and (2) within twelve 12 months following the date of such termination of the merger agreement the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed). If a person (other than Diodes or its affiliates) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the Company shareholder meeting, as applicable, and within 12 months following the date of the termination of the agreement, such person or any of its controlled affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of the immediately preceding clauses (1) and (2);

•

by the Company if prior to the receipt of shareholder approval at the Company shareholders’ meeting, the board of directors authorizes the Company, in full compliance with the terms of the merger agreement, including the non-solicitation provisions of the merger agreement, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal;

•

by the Company if (1) the merger has not been consummated on or before the end date, provided that this termination right should not be available to the Company if its breach of any representation, warranty, covenant or agreement set forth in the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before the end date, and that shareholder approval has not been obtained at the Company shareholders’ meeting (including any adjournment or postponement thereof), or (2) the merger agreement and the Cayman plan of merger have been submitted to the shareholders of the Company for approval and authorization at a duly convened Company shareholders’ meeting and the Company shareholder approval shall not have been obtained at such meeting (including any adjournment or postponement thereof), in each case, provided further that (1) prior to such termination or the Company shareholder meeting, as applicable, a Takeover Proposal (it being understood for all purposes of the termination fee, all references in the definition of Takeover Proposal to “10%” shall be deemed to be references to “more than 50%”) shall have been publicly disclosed and not withdrawn or have been otherwise made or communicated to the Company or the board of directors and not withdrawn, and (2) within twelve (12) months following the date of such termination of the merger agreement the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed). If a person (other than Diodes or its affiliates) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the Company shareholder meeting, as applicable, and, within 12 months following the date of the termination of the agreement, such person or any of its controlled affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of the immediately preceding clauses (1) and (2).

Under the merger agreement, Diodes is not required under any circumstances to pay the Company a termination fee or contractually obligated to reimburse the Company’s costs and expenses incurred in connection with the merger.

Fees and Expenses

If the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

Modification or Amendment; Waiver of Conditions

The merger agreement may be amended with the approval of the respective boards of directors of the parties at any time, provided that after any such adoption and approval of the merger agreement by the requisite shareholder approval, no amendment will be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.

At any time before the consummation of the merger, each of the parties to the merger agreement may waive compliance with any of the agreements or conditions contained in the merger agreement to the extent permitted by applicable law.

Remedies

In the event that the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee (which is $6 million) to Diodes, the payment by the Company of the termination fee is Diodes’ sole and exclusive remedy against the Company and its affiliates and representatives except in the event of fraud or willful breach.

There is no limitation on damages under the merger agreement that may be recoverable by the Company from Diodes or Merger Subsidiary in the event of a breach of the merger agreement by Diodes or Merger Subsidiary.

Each of the parties to the merger agreement is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce, specifically, the terms and provisions thereof, this being in addition to any other remedy to which each party is entitled under the merger agreement (provided that, in cases where the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee, neither Diodes nor Merger Subsidiary will be entitled to injunctive relief).

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to dissent from the merger and receive cash equal to the fair value of their Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of exercising your Dissenters’ Rights, you should carefully review the text of Annex C, particularly the procedural steps required to exercise Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of such shareholder’s Shares upon dissenting from the proposed merger, provided that such shareholder follows the procedures summarized below.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To exercise your Dissenters’ Rights, the following procedures must be followed:

•

you must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve and authorize the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•

within 20 days immediately following the date on which the vote approving and authorizing the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all dissenting shareholders who have served a Notice of Objection (the “Dissenting Shareholders”);

•

within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of such Dissenting Shareholder’s dissent (a “Notice of Dissent”) to the Company stating such Dissenting Shareholder’s name and address, the number and class of Shares with respect to which such Dissenting Shareholder dissents and demanding payment of the fair value of such Dissenting Shareholder’s Shares. The Dissenting Shareholder will cease to have any rights of a shareholder upon the giving of such Notice of Dissent except the right to be paid the fair value of such Dissenting Shareholder’s Shares (and the right to participate in court proceedings to determine the fair value of such Dissenting Shareholder’s Shares or the right to institute proceedings on the grounds that the merger is void or unlawful). A Dissenting Shareholder may only dissent in respect of all the Shares which such Dissenting Shareholder holds;

•

within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase such Dissenting Shareholder’s Shares at a price determined by the Company to be the fair value of such Shares;

•

if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value; and

•

if a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Shares held by those shareholders.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, such agent is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to become the holder of record of such Shares, in order to follow the steps summarized above in a timely manner to exercise Dissenters’ Rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your Dissenters’ Rights. A holder of ADSs representing Shares held by the ADS depositary who wishes to dissent must surrender such holder’s ADSs to the ADS depositary before the extraordinary general meeting on February 28, 2013 and pay any applicable fees to the ADS depositary to withdraw such holder’s Shares and then become a record holder of such Shares and comply with the procedures described above in order to exercise the Dissenters’ Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters’ Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you hold ADSs through a broker and you wish to cancel your ADSs, please contact your broker. If your broker needs further instruction, please have your broker contact the Depositary at Deutsche Bank Trust Company Americas at 60 Wall Street, New York, New York 10005, U.S.A..

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the merger agreement and the Cayman plan of merger. Failure to vote your Shares, or a vote against the approval and authorization of the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to BCD Semiconductor Manufacturing Limited, No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $1.33-1/3 in cash (minus any applicable fees, charges, and expenses due to or incurred by the ADS depositary) without interest for each Share of the Company that you would otherwise receive as consideration in the merger.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238 of the Cayman Companies Law, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our Shares, as of the date of this proxy statement, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our outstanding Shares.

As of January 15, 2013, 106,893,828 Shares are outstanding, of which 70,803,828 were represented by ADSs. The amounts and percentages of Shares beneficially owned are determined on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

The table below sets forth the Shares beneficially owned by each of our directors and executive officers as of January 15, 2013 (Cayman Islands time).

Name	Ordinary Shares Beneficially Owned
	Number	Percent
Herbert Chang(1)	262,500	0.25%
Chieh Chang(2)	5,400,000	4.98%
Kheng Nam Lee(3)	890,000	0.83%
Wenqi Gu(4)	140,000	0.13%
Ernest Lin(5)	318,486	0.30%
Joseph Liu(6)	230,000	0.21%
Zhongyuan Jin(7)	352,542	0.33%
Michael Pfeiffer(8)	320,000	0.30%
Chong Ren(9)	409,230	0.38%
Ji Wei Sun(10)	836,288	0.78%
Simon Szeto(11)	330,816	0.31%
Jean-Claude Zhang(12)	551,094	0.51%
All directors and executive officers as a group	10,040,956	8.79%

(1)	Includes options owned by Mr. Chang to purchase 230,000 Shares and 32,500 Shares held by Mr. Chang’s wife, Yi Ling Lin.
(2)	Includes options owned by Mr. Chang to purchase 3,900,000 Shares and 1,500,000 Shares held by Mr. Chang’s daughter, Elaine Chang.
(3)	Includes options owned by Mr. Lee to purchase 140,000 Shares and 750,000 Shares held by Pinnacle Equity Investment Inc., an affiliated entity of Mr. Lee.
(4)	Includes options owned by Mr. Gu to purchase 140,000 Shares.
(5)	Includes options owned by Mr. Lin to purchase 318,486 Shares.
(6)	Includes options owned by Mr. Liu to purchase 230,000 Shares.
(7)	Includes options owned by Mr. Jin to purchase 202,542 Shares.
(8)	Includes options owned by Mr. Pfeiffer to purchase 320,000 Shares.

(9)	Includes options owned by Mr. Ren to purchase 289,230 Shares.
(10)	Includes options owned by Mr. Sun to purchase 736,288 Shares.
(11)	Includes options owned by Mr. Szeto to purchase 330,816 Shares.
(12)	Includes options owned by Mr. Zhang to purchase 551,094 Shares.

The following table sets forth information regarding the beneficial ownership of our Shares as of January 15, 2013 (Cayman Islands time), by each shareholder who is known by us to beneficially own 5.0% or more of our Shares as of such date.

Name	Ordinary Shares Beneficially Owned
	Number	Percent
Chen-Hua Chang	18,401,092	17.21%
Wasatch Advisors, Inc.	5,322,498	4.98%

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of material U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS,” and the IRS may challenge any of the conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies, mutual funds, or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) tax-exempt organizations; (v) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vi) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services; (vii) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (viii) retirement plans, individual retirement accounts, or other tax-deferred accounts; (ix) U.S. expatriates; (x) persons subject to alternative minimum tax; or (xi) U.S. Holders that actually or constructively own 10% or more of our voting stock. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters’ Rights

The receipt of cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Dissenters’ Rights (as described under “Dissenters’ Rights”), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of the Shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

In general, we will be a passive foreign investment company, or a “PFIC,” for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties and rents. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on the market capitalization.

We believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2011. Based on the composition of our income and assets for the first three quarters of our taxable year ending December 31, 2012 and valuation of our assets for the first three quarters for the 2012 year, we do not believe that we will be a PFIC for the 2012 year. Our PFIC status for the current taxable year 2013 will not be determinable until the close of the taxable year.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Share generally would be allocated ratably over such U.S. Holder’s holding period for the Share. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. We do not intend to provide the information U.S. Holders would need to make a qualified electing fund election for the current taxable year. As a result, if we are a PFIC in the current year, a U.S. Holder will not be able to make a valid qualified electing fund election, and any gain recognized by a U.S. Holder who exchanges its Shares for cash pursuant to the merger would be treated as ordinary income rather than capital gain, and would not be treated as long-term capital gain, even if the U.S. Holder held such Shares for more than one year at the effective time of the merger.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

CERTAIN MATERIAL PRC INCOME TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% (or lower treaty rate, if any) is applicable to any gain recognized on receipt of cash by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. There has not been a definitive determination of the Company’s status by the PRC tax authorities.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698,” Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, and the Bulletin Concerning Certain Issues Related to the Administration of Enterprise Income Tax of Non-resident Enterprises (SAT Bulletin No. 24) issued by the State Administration of Taxation, which became effective as of April 1, 2011, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% (or lower treaty rate, if any) PRC income tax on the gain from such equity transfer; provided, however, that any purchase and sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (a) an actual rate of tax on capital gains of less than 12.5%; or (b) an exclusion from taxation for offshore capital gains, the non-resident enterprise will be required to file with the relevant taxation authorities certain information and documents about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% (or lower treaty rate, if any) income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation.

If the PRC tax authorities were to determine that the Company should be considered a PRC resident enterprise for tax purposes or that the receipt of cash for its Shares or ADSs should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%.

Under the PRC Individual Income Tax Law, a PRC resident is subject to PRC individual income tax at the rate of 20% on the recognition of capital gains from the disposal of capital assets.

CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the Cayman plan of merger.

FUTURE SHAREHOLDER PROPOSALS

If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting. However, if the proposed merger is not completed, we plan to hold an annual general meeting later in the year.

WHERE YOU CAN FIND MORE INFORMATION

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of NASDAQ require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at www.bcdsemi.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 25, 2012 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to, or filed with, the SEC since April 25, 2012, are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to the Company’s Chief Financial Officer, Jean-Claude Zhang, at the China offices of the Company located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China, (+86-21) 2416-2298 (China) or IR@bcdsemi.com.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED JANUARY 22, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Agreement and Plan of Merger and Cayman Plan of Merger

A-1

Final

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DIODES INCORPORATED

DIODES CAYMAN ISLANDS COMPANY LIMITED

AND

BCD SEMICONDUCTOR MANUFACTURING LIMITED

Dated as of December 26, 2012

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 26, 2012 (this “Agreement”), by and among DIODES INCORPORATED, a corporation incorporated in the State of Delaware (“Diodes”), DIODES CAYMAN ISLANDS COMPANY LIMITED, an exempted company incorporated in the Cayman Islands with number 274088 and a wholly-owned subsidiary of Diodes (“Merger Sub”), and BCD SEMICONDUCTOR MANUFACTURING LIMITED, an exempted company incorporated in the Cayman Islands (the “Company”). Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in Annex A hereto.

BACKGROUND

RECITALS

WHEREAS, the Parties intend to effect a merger (the “Merger”) in which Merger Sub will be merged with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth herein (subject to exceptions as stated in the Cayman Plan of Merger);

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each ordinary share, par value $0.001 per share, of the Company will be converted into the right to receive the Per Share Merger Consideration;

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement with Diodes and Merger Sub, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend the approval and authorization of this Agreement and the Cayman Plan of Merger by the shareholders of the Company;

WHEREAS, the respective Boards of Directors of Diodes and Merger Sub have, on the terms and subject to the conditions set forth in this Agreement, unanimously approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated hereby, including the Merger, and Diodes has procured the passing of a resolution of the sole shareholder of Merger Sub approving and authorizing this Agreement and the Cayman Plan of Merger in accordance with the Cayman Companies Law;

WHEREAS, Diodes intends to enter into Voting Agreements with certain of the shareholders of the Company pursuant to which such shareholders, on the terms and subject to the conditions set forth herein, have agreed to vote or cause to be voted all of the Shares beneficially owned by such shareholders for the approval and adoption of the Merger, this Agreement and any related action reasonably required in furtherance thereof; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

1

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

The Merger

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Law, at the Effective Time, (a) Merger Sub will merge with and into the Company, and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the Cayman Companies Law as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 1.2 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., California time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to ARTICLE IX hereof or unless another time or date is agreed to in writing by the Parties hereto. The Closing shall be held at the offices of Sheppard Mullin Richter & Hampton, LLP, 379 Lytton Avenue, Palo Alto, California 94301, unless another place is agreed to in writing by the Parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. On or prior to the Closing, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantively in the form contained in Exhibit 1 hereto and the Parties hereto shall file the Cayman Plan of Merger and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law. The Merger shall become effective on the date when the Cayman Plan of Merger is registered by the Registrar of Companies of the Cayman Islands, or on such later date (being not later than the 90th day after the date of such registration) as specified in Section 5 of the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.5 The Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, the memorandum and articles of association of the Surviving Corporation shall be amended to show the name of the corporation as “BCD Semiconductor Manufacturing Limited,” and all references in the memorandum and articles of association to the authorized capital of the Surviving Corporation shall be amended to correctly describe the authorized capital of the Surviving Corporation immediately following the Effective Time) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.

2

Section 1.6 Directors and Officers. The Parties shall take all actions necessary so that the directors and officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation, unless otherwise determined by Diodes prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE II

Effect of Merger on Share Capital

Section 2.1 Effect on Issued Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Diodes, Merger Sub or the shareholders of the Company:

(a) Merger Consideration. Each ordinary share, par value $0.001 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing six (6) Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, shall be cancelled in exchange for the right to receive US $1.33-1/3 in cash per Share without interest payable in the manner provided herein (the “Per Share Merger Consideration”). As each ADS represents six (6) Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive US $8.00 in cash without interest payable in the manner provided herein (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement. At the Effective Time, all of the Shares, including Shares represented by ADSs and Excluded Shares, shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of members of the Company will be amended accordingly. Each Share (other than each Excluded Share) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, each Dissenting Share shall thereafter represent only the right to receive the applicable payments set forth in Section 2.1(j), and each Share and ADS owned by Diodes shall be treated pursuant to Section 2.1(b). For purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares and ADSs owned by Diodes and (ii) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law (the “Dissenting Shares,” and holders of the Dissenting Shares, the “Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, share subdivision (including a reverse stock split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or any other similar transaction, the Per Share Merger Consideration, the Per ADS Merger Consideration, and any other amounts payable pursuant to Section 2.2 shall be appropriately adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration and the Per ADS Merger Consideration.

(b) Cancellation of Excluded Shares. Each of the Excluded Shares, other than Dissenting Shares, issued and outstanding immediately prior to the Effective Time, shall cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor, and the register of members of the Company will be amended accordingly. Each of the Dissenting Shares, issued and outstanding immediately prior to the Effective Time, shall cease to be outstanding, shall be cancelled in accordance with Section 238(15) of the Cayman Companies Law and shall cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as provided in Section 2.1(j), and the register of members of the Company will be amended accordingly.

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(c) Merger Sub. At the Effective Time, each share, par value US $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into one fully paid and non-assessable share, par value US $0.001 per share, of the Surviving Corporation. Such shares shall be the only issued and outstanding share capital of the Surviving Corporation and the Surviving Corporation shall make entries in its register of members to reflect the holder of shares of Merger Sub immediately prior to the Effective Time as the holder of shares of the Surviving Corporation after the Effective Time.

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders of the Company who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) such shareholder has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, or (ii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered. Any Company shareholder who is untraceable or deemed untraceable and who requests payment for the Per Share Merger Consideration subsequent to the Effective Time but within the time limits set forth in Section 2.1(h) shall be advised to contact the Surviving Corporation.

(e) Paying Agent. At the Effective Time, Diodes shall deposit, or shall cause to be deposited, with a bank or trust company selected by it with the Company’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make full and timely payments under Section 2.1(a) and Section 2.1(j) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Shareholder effectively withdraws or loses its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Dissenting Shares shall cease to be Excluded Shares and (ii) Diodes shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Shareholder has withdrawn or lost its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Diodes prior to the Effective Time and by the Surviving Corporation after the Effective Time; provided that Diodes or the Surviving Corporation, as applicable, shall not direct the Paying Agent to make any such investments that are speculative in nature. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 2.1(a) and Section 2.1(j) shall be returned to the Surviving Corporation in accordance with Section 2.1(h), and the Surviving Corporation or Diodes shall pay all charges and expenses of the Paying Agent. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make full and timely cash payments under Section 2.1(a) and Section 2.1(j), Diodes shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(a) and Section 2.1(j), and the Surviving Corporation and Diodes shall in any event remain liable for the full and timely payments under Section 2.1(a) and 2.1(j).

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(f) Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of record holders and (y) three (3) Business Days in the case of the Depositary on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying how the payment of amounts due from the Exchange Fund to registered holders of the Shares (other than holders of Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Diodes and the Company may reasonably agree; and (ii) instructions for effecting the surrender of share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificate as provided in Section 2.1(i)) in exchange for the Per Share Merger Consideration. Upon surrender of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.1(i)) to the Paying Agent in accordance with the terms of such letter of transmittal, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (“Uncertificated Shares”) (in each case, excluding any Excluded Shares) shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.1(i)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Diodes and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be paid in respect of such Shares may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented and surrendered to the Paying Agent, or in the case of Uncertificated Shares, sufficient documentation with respect to the ownership of such Uncertificated Shares by the transferee, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(g) Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Diodes or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Shares evidenced by such Share Certificate is entitled pursuant to this Section 2.

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(h) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Section 2 shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Section 2 upon due surrender of its Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.1(i)), or in the case of Uncertificated Shares, sufficient documentation with respect to the ownership of such Uncertificated Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Diodes, the Paying Agent, the Depositary, the Company or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Diodes or by the Paying Agent, the granting of an indemnity and/or the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Diodes or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a check in the amount equal to (x) the number of Shares (other than Excluded Shares) represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(j) Dissenters’ Rights. No Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the fair value of such Shares owned by such Dissenting Shareholder as determined in accordance with the procedure in Section 238 of the Cayman Companies Law. The Company shall give Diodes (i) prompt notices of objection, notices of dissent, written demands for appraisal, attempted withdrawals of such notices or demands, and any other instruments served pursuant to the Cayman Companies Law that are received by the Company relating to Company shareholders’ rights to dissent from the Merger; and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of dissenter rights under the Cayman Companies Law. The Company shall not, except with the prior written Consent of Diodes, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(k) Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

(l) Agreement of Fair Value. Diodes, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

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Section 2.2 Company Stock Options.

(a) The Company shall take such action, including providing any notices and obtaining any Consents, as shall be required:

(1) to effectuate the cancellation, as of the Effective Time, of all Company Stock Options that are outstanding immediately prior to the Effective Time (without regard to the exercise price thereof); and

(2) to cause each outstanding Company Stock Option upon such cancellation to represent as of the Effective Time solely the right to receive from Diodes, in accordance with this Section 2.2, a lump sum cash payment in the amount of the Option Consideration, if any, with respect to such Company Stock Option and to no longer represent the right to purchase Shares or any other equity security of the Company, Diodes, the Surviving Corporation or any other Person or any other consideration.

(b) Each holder of a Company Stock Option shall receive from Diodes, in respect and in consideration of each Company Stock Option so cancelled, promptly following the Effective Time, an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per share of the Shares issuable upon exercise of such Company Stock Option, multiplied by (ii) the total number of Shares issuable upon exercise of such Company Stock Option, without any interest thereon (the “Option Consideration”). The Option Consideration shall be delivered to the recipient thereof promptly following the Effective Time through (x) the Company’s payroll system or (y) if such recipient is not employed by the Company on such date, by check or wire transmittal, as elected by the recipient, or other means in compliance with the Legal Requirements of the jurisdiction where such recipient is subject to. In the event that the per share exercise price of any Company Stock Option is equal to or greater than the Per Share Merger Consideration, such Company Stock Option shall be cancelled without consideration therefor and shall have no further force or effect.

(c) As soon as reasonably practicable following the execution of this Agreement, the Company shall notify each Person who is a holder of a Company Stock Option regarding the treatment of such security pursuant to this Section 2.2, including a description of the payment, if any, for, and instructions for use in obtaining payment for, such cancelled security.

Section 2.3 Company Warrants. As soon as reasonably practicable following the execution of this Agreement (but no later than 30 days prior to the Effective Time), the Company shall notify the holders of warrants to purchase Shares (such warrants, the “Company Warrants”) regarding the Transactions contemplated by this Agreement, including the Merger. The holders of Company Warrants shall thereafter have up until the day before the Effective Time to exercise such Company Warrants, it being understood that (i) holders of Company Warrants who have exercised Company Warrants shall be issued Shares pursuant to the Company Warrants and treated pursuant to Section 2.1 of this Agreement and (ii) all outstanding Company Warrants that have not been exercised prior to the Effective Time shall expire at the Effective Time.

Section 2.4 Cancellation of Options, Warrants and Rights. Except as specifically set forth in Sections 2.2 and 2.3, any equity securities of any class of the Company, and any securities exchangeable into or exercisable for such equity securities (including options, warrants, calls, rights, commitments or Contracts obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company) and any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, if any, shall be canceled and extinguished at the Effective Time. Subject to the review and approval of Diodes, which approval shall not be unreasonably withheld, the Company shall take all actions necessary to effect the provisions set forth in this Section 2.4, including without limitation any necessary amendments to any Contracts or other instruments and the delivery of all required notice, as applicable.

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ARTICLE III

Representations and Warranties of the Company

Except (x) as may be disclosed in the Company Reports filed or furnished with the SEC prior to the date of the Agreement (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward-looking statements or cautionary or forward-looking in nature) or (y) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to Diodes by the Company on the date of the Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Diodes and Merger Sub that:

Section 3.1 Organization, Good Standing and Qualification. The Company is an exempted company duly incorporated with limited liability, validly existing under the laws of the Cayman Islands and in good standing with the Registrar of Companies in the Cayman Islands. Each of the Company’s Subsidiaries is an independent legal Person duly organized, validly existing and in good standing under the Laws of the place of its establishment or incorporation. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted under the Laws of the place of its establishment or incorporation and is qualified to do business and in good standing as a foreign corporation or other legal entity under the Laws of the places where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.2 Capital Structure.

(a) The authorized share capital of the Company consists of $1,050,000 divided into 1,000,000,000 Shares of a par value of US $0.001 and 50,000,000 Preference Shares of a par value of US $0.001, of which 106,854,744 Shares and no Preference Shares are issued and outstanding as of December 21, 2012. Of the total number of issued and outstanding Shares as of December 21, 2012, 70,764,744 Shares are represented by ADSs. All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of December 21, 2012, there are 9,177,886 Shares reserved for outstanding Company Stock Options and 12,500 Shares reserved for Company Warrants. Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly-owned Subsidiaries, which are set forth in Exhibit 8 included in the Company’s annual report on Form 20-F for the year ended December 31, 2011, has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a wholly-owned Subsidiary, free and clear of any Liens. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

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(b) Each Company Stock Option (A) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the applicable equity incentive plan, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (C) has a grant date identical to the date on which the Company Board or compensation committee actually awarded such Company Stock Option.

Section 3.3 Corporate Authority; Approval and Fairness; No Violations.

(a) The Company has full corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the Transactions contemplated hereby in accordance with the terms hereof, subject only to approval and authorization of this Agreement and the Cayman Plan of Merger by the affirmative vote of the holders of two-thirds (2/3) or more of the Shares present and voting in person or by proxy at a meeting of the shareholders of the Company conducted in accordance with the Cayman Companies Law (the “Company Shareholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other Parties, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Company Board has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders, (B) approved and declared advisable this Agreement, the Merger and the other Transactions contemplated hereby and (C) resolved to give its unanimous recommendation that the Company’s shareholders approve and authorize this Agreement and the Cayman Plan of Merger (the “Company Board Recommendation”). The Company Board has directed that this Agreement and the Cayman Plan of Merger be submitted to the holders of Shares for their approval and authorization.

(c) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger or the other Transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, any provision (x) of the Memorandum and Articles of Association or (y) of the similar organizational documents of any of the Company’s Subsidiaries, (B) a breach or violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other Transactions contemplated hereby) that the matters referred to in Section 3.4 are complied with and the Company Shareholder Approval is obtained, any Law to which the Company or any of its Subsidiaries is subject, (C) a default under any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or an acceleration of the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or require any Consent under any such Contract, (D) the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (B), clause (C) or clause (D) above, for any such breach, violation, default, creation or acceleration that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

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Section 3.4 Government Approvals. Except for (A) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the furnishing of Form 6-K with the Company proxy statement relating to the Merger (including any amendment or supplement thereto) to be sent to the Company shareholders in connection with the Merger and the other Transactions contemplated hereby (the “Company Proxy Statement”)), (B) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (C) if applicable, any required Consent or approval of, or filing with any applicable Governmental Antitrust Entity, and (D) all required filings with and Consents required (i) from the relevant China tax authority under GuoShuiHan [2009] Circular 698, (ii) under the PRC Anti-Monopoly Law, which became effective on August 1, 2008, and the related publicly available rules, regulations and guidelines issued by various PRC Governmental Entities, and (iii) under the Notice on Establishing National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and related regulations issued by China’s State Council in 2011, no Consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, except for those that the failure to make or obtain are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially delay or impede the Closing. The Company has no secured creditors whose approval of the Merger is required under the laws of the Cayman Islands.

Section 3.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, since January 5, 2011 (the “Applicable Date,” and the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of the Agreement, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply when filed or furnished, in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of the Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of the Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(c) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of the Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of the Agreement, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with U.S. GAAP, Regulation S-X and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(d) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other Persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Account Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the internal control over financial reporting utilized by the Company and its Subsidiaries.

Section 3.6 Absence of Certain Changes or Events. Except as disclosed in the Company Reports, from December 31, 2011, to the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto), and during such period there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company or any of its Subsidiaries, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect on the Company;

(b) any damage, destruction or loss to, or any material interruption in the use of, any of the assets of the Company or any of its Subsidiaries (whether or not covered by insurance) that has had or could reasonably be expected to have a Material Adverse Effect on the Company;

(c) any waiver or compromise by the Company or any of its Subsidiaries of (i) a debt owed to it or (ii) a valuable right to which it is entitled, if the amount, in the aggregate, exceeds $100,000;

(d) any satisfaction or discharge of any Lien, claim, or encumbrance or payment of any obligation by the Company or any of its Subsidiaries, except in the ordinary course of business or the satisfaction or discharge of which would not have a Material Adverse Effect on the Company;

(e) any material change to a Material Contract by which the Company or any of its Subsidiaries or any of their respective assets is bound or subject;

(f) any mortgage, pledge, transfer of a security interest in, or Lien, created by the Company or any of its Subsidiaries, with respect to any of their respective material properties or assets, except Liens for taxes not yet due or payable and Liens that arise in the ordinary course of business and do not materially impair the Company’s or such Subsidiary’s ownership or use of such property or assets;

(g) any loans or guarantees made by the Company or any of its Subsidiaries to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(h) any alteration of the method of accounting, accounting practice or the identity of auditors of the Company or any of its Subsidiaries;

(i) any declaration, accrual, set aside or payment of dividend or any other distribution of cash or other property in respect of any shares of capital stock of the Company or any of its Subsidiaries or any purchase, redemption or agreements to purchase or redeem by the Company or any of its Subsidiaries of any shares of capital stock or other securities;

(j) any sale, issuance or grant, or authorization of the issuance of equity securities of the Company or any of its Subsidiaries, except pursuant to existing stock option plans of the Company or any of its Subsidiaries;

(k) any amendment to any Company Constituent Instruments, any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction involving the Company or any of its Subsidiaries;

(l) any creation of any Subsidiary of the Company or acquisition by the Company or any of its Subsidiaries of any equity interest or other interest in any other Person;

(m) any material Tax election by the Company or any of its Subsidiaries;

(n) any commencement or settlement of any Actions by the Company or any of its Subsidiaries; or

(o) any negotiations, arrangement or commitment by the Company or any of its Subsidiaries to do any of the things described in this Section 3.6.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent, including any obligations to issue capital stock or other securities of the Company) due after the date of the Agreement, other than (a) those set forth or adequately provided for in the Company Balance Sheet, (b) those incurred in the ordinary course of business and not required to be set forth in the Company Balance Sheet under U.S. GAAP, (c) those incurred in the ordinary course of business since the Company Balance Sheet date; (d) those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (e) those incurred in connection with the execution of this Agreement.

Section 3.8 Litigation. To the Knowledge of the Company, as of the date of the Agreement, there is no private or governmental action, suit, inquiry, notice of violation, claim, arbitration, audit, proceeding (including any partial proceeding such as a deposition) or investigation (“Action”) pending or threatened in writing against or affecting the Company, any of its officers or directors (in their capacities as such), any of its Subsidiaries or any of their properties, before or by any Governmental Entity which (a) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or (b) could, if there were an unfavorable decision, have or reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, as of the date of the Agreement, there is no Judgment imposed upon the Company, any of its officers or directors (in their capacities as such), any of its Subsidiaries or any of their respective properties, that would prevent, enjoin, alter or materially delay any of the Transactions, or that would reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge of the Company, as of the date of the Agreement, neither the Company, any of its Subsidiaries nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a claim or violation of or liability under the securities laws of any Governmental Entity or a claim of breach of fiduciary duty.

Section 3.9 Licenses, Permits, Etc. The Company and its Subsidiaries possess or will possess prior to the Closing all Material Permits. Such Material Permits are described or set forth on Section 3.9 of the Company Disclosure Schedule. True, complete and correct copies of the Material Permits issued to the Company and its Subsidiaries have previously been delivered to Diodes. All such Material Permits are in full force and effect. Unless otherwise stipulated herein or disclosed in the Company Reports, the Company, its Subsidiaries and each of their respective officers, directors, employees, Representatives and agents have complied with all terms of such Material Permits except where instances of such noncompliance have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and they will take any and all actions reasonably necessary to ensure that all such Material Permits remain in full force and effect and that the terms of such Material Permits are not violated through the Closing Date. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in default under any of such Material Permits and no event has occurred and no condition exists which, with the giving of notice or the passage of time, or both, would constitute a default thereunder. Neither the execution and delivery of this Agreement, the Transaction Documents or any of the other documents contemplated hereby or thereby nor the consummation of the Transactions or compliance by the Company and its Subsidiaries with any of the provisions hereof or thereof will result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Material Permit applicable to the business of the Company and its Subsidiaries.

Section 3.10 Title to Properties.

(a) Real Property. Section 3.10(a) of the Company Disclosure Schedule contains an accurate and complete list and description of (i) all real properties with respect to which the Company directly or indirectly holds valid land use rights as well as any other real estate that is in the possession of or leased by the Company and its Subsidiaries and the improvements (including buildings and other structures) located on such real estate (collectively, the “Real Property”), and (ii) any lease under which any such Real Property is possessed (the “Real Estate Leases”). Neither the Company nor any of its Subsidiaries is in default under any of the Real Estate Leases, except where such defaults have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and the officers of the Company are not aware of any default by any of the lessors thereunder.

(b) Tangible Personal Property. The Company and its Subsidiaries are in possession of and have good title to, or have valid leasehold interests in or valid contractual rights to use all material tangible personal property used in the conduct of their business, including the tangible personal property reflected in the Company Financial Statements and material tangible personal property acquired since December 31, 2011 (collectively, the “Tangible Personal Property”). All Tangible Personal Property is free and clear of all Liens, other than Permitted Liens, and is in a condition materially adequate and suitable for the purposes for which it is presently being used, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws. Neither Company nor any of its Subsidiaries has granted any lease, sublease, tenancy or license of any portion of the Tangible Personal Property.

(c) Accounts Receivable. The accounts receivable of the Company and each of its Subsidiaries reflected on the Company Financial Statements and created after December 31, 2011 are bona fide accounts receivable created in the ordinary course of business.

Section 3.11 Intellectual Property. To the Knowledge of the Company, the Company and its Subsidiaries collectively own or are validly licensing or otherwise have the right to use any patents, trademarks, trade names, service marks, domain names, copyrights, Trade Secrets, and computer software programs, which are material to the conduct of their business as currently conducted or planned to be conducted as described in Section 3.11 of the Company Disclosure Schedule taken as a whole (the “Intellectual Property Rights”). No claims are pending or, to the Knowledge of the Company, threatened, in each case against the Company or any of its Subsidiaries, that the Company or any of its Subsidiaries is infringing or otherwise misappropriating the rights of any third party with regard to any Intellectual Property Right. To the Knowledge of the Company, no third party is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right owned by the Company or its Subsidiary in a manner that materially adversely affects or can reasonably be expected so to affect the conduct of the business currently being conducted or planned to be conducted as described in Section 3.11 of the Company Disclosure Schedule by the Company and its Subsidiaries taken as a whole.

Section 3.12 Taxes.

(a) The Company and its Subsidiaries have timely (taken into account any valid extensions) filed, or have caused to be timely (taken into account any valid extensions) filed on their behalf, all material Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of group of corporations, pursuant to applicable Legal Requirements. All Tax Returns filed by (or that included on a consolidated basis) the Company and its Subsidiaries were (and, as to a Tax Return not filed as of the date of the Agreement, will be) in material respects true, complete and accurate. To the Knowledge of the Company, there are neither unpaid Taxes claimed to be over-due by any Governmental Entity in charge of taxation in any jurisdiction nor any claim for additional unpaid Taxes for any period for which Tax Returns have been filed, and none of the Company’s officers or directors knows of any basis for any such claim.

(b) Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity that such Governmental Entity will audit or examine (except for any general audits or examinations routinely performed by such Governmental Entities), seek information with respect to, or make material claims or assessments with respect to any Taxes.

(c) The Company Financial Statements reflect an adequate reserve for all Taxes known to be payable by the Company and its Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such Company Financial Statements. None of the Company or its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or similar agreement and the Company and its Subsidiaries currently have no material liability and will not have any material liabilities for any Taxes of any other Person under any agreement or by the operation of any Law. No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(d) Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. Neither the Company nor any of its Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns. No power of attorney currently in force has been granted by the Company or any of its Subsidiaries concerning any Taxes or Tax Return.

(e) Except as disclosed in the Company Reports, neither the Company nor any of its Subsidiaries (i) is currently engaged in the conduct of a trade or business within the United States; (ii) is a corporation or other entity organized or incorporated in the United States; and (iii) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 3.13 Employment Matters.

(a) Benefit Plan. Except as set forth in Section 3.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any such Subsidiary (collectively, the “Company Benefit Plans”). Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee of the Company or any such Subsidiary. The consummation of the Transactions will not trigger any severance or termination agreements or arrangements between the Company or any of its Subsidiaries and any of their respective current or former employees, officers or directors, nor does the Company have any general severance plan or policy. Since December 31, 2011, there has not been any adoption or amendment in any material respect by the Company or any of its Subsidiaries of any Company Benefit Plan.

(b) Labor Matters. Except for disputes, agreements and other matters that do not have or are not expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) there are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party or by which it is bound; (b) no labor dispute exists or, to the Knowledge of the Company, is imminent with respect to the employees of the Company or any of its Subsidiaries; (c) there is no strike, work stoppage or other labor dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened; (d) no complaint, charge or Actions by or before any Governmental Entity brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other Representative of its employees is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (e) no grievance is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (f) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entities relating to employees or employment practices.

(c) Executive Officers. Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, no executive officer of the Company or any of its Subsidiaries has notified the Company or such Subsidiary in writing that such executive officer intends to leave the Company or any such Subsidiary or otherwise terminate such executive officer’s employment with the Company or such Subsidiary in connection with the consummation of the Transactions or within 60 days following the Closing Date.

Section 3.14 Related Party Transactions. Except as disclosed in the Company Reports or in Section 3.14 of the Company Disclosure Schedule, none of the executive officers (as such term is used in the Company Reports) or directors of the Company or any of its subsidiaries is presently a party, directly or indirectly, to any transaction with the Company or any of its Subsidiaries (other than for services as executive officers and directors), including any Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such executive officer or director or, to the Knowledge of the Company, any entity in which any such executive officer or director has a substantial interest or is an officer, director, trustee or partner.

Section 3.15 Insurance. The Company has made available to Diodes, prior to the date of this Agreement, true and correct copies of all Contracts of material insurance or indemnification, as amended and supplemented to which the Company or any of its Subsidiaries is a party. All such material insurance policies are in full force and effect, all premiums due thereon have been paid and, to the Knowledge of the Company, the Company and any such Subsidiary have complied with the provisions of such policies in all material aspects. Neither the Company nor any such Subsidiary has been advised of any defense to coverage in connection with any claim to coverage asserted or noticed by the Company or any such Subsidiary under or in connection with any of their extant insurance policies. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged and in the geographic areas where any of which engages in such businesses. The Company has no reason to believe that the Company and its Subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business on terms consistent with market for the Company’s or any of its Subsidiaries’ respective lines of business.

Section 3.16 Material Contracts.

(a) The Company is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Material Contract to which it or any such Subsidiary is a party or by which they or any of their respective properties or assets is bound, except for violations or defaults that would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on the Company; and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Each Material Contract is a legal, valid and binding agreement, and is in full force and effect, and (i) neither the Company nor any of its Subsidiaries is in breach or default of any Material Contract to which it is a party in any material respect; (ii) to the Knowledge of the Company, no event has occurred or circumstance has existed that (with or without notice or lapse of time), will or would reasonably be expected to, (A) contravene, conflict with or result in a violation or breach of, or become a default or event of default under, any provision of any Material Contract; (B) permit the Company or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Material Contract; or (iii) neither the Company nor any of its Subsidiaries has received written notice of any proposed cancellation, revocation or termination of any Material Contract to which it is a party; and (iv) there are no renegotiations of, or attempts to renegotiate, any material terms of any Material Contract. Since December 31, 2011, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible violation or breach of, or default under, any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.17 Compliance with Applicable Laws. The Company and its Subsidiaries are in compliance with all applicable Laws, including those relating to occupational health and safety and the Environment, except for instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any written communication during the past two (2) years from a Governmental Entity alleging that the Company or any such Subsidiary is not in compliance in any material respect with any applicable Law. This Section 3.17 does not relate to matters with respect to Taxes, which are the subject of Section 3.12.

Section 3.18 Foreign Corrupt Practices. Neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective Representatives, has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries, directly or indirectly, (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any Governmental Entity or any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder that are applicable to the Company or its Subsidiaries; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment in connection with the operations of the Company or any such Subsidiary to any foreign or domestic government official or employee. To the Knowledge of the Company, neither the Company nor any of its directors, officers, or employees is in violation of any applicable Law that is intended to prevent or deter bribery or corrupt business practices, including Section 385 of the PRC Criminal Law, which would subject the Company or the relevant directors, officers, or employees to a criminal offense under such applicable Law.

Section 3.19 Money Laundering Laws. The Company and its Subsidiaries have conducted their business at all times in compliance with applicable money laundering statutes in all applicable jurisdictions, rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no proceeding involving the Company with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, is threatened.

Section 3.20 Governmental Inquiry. Neither the Company nor any of its Subsidiaries has received any material written inspection report, questionnaire, inquiry, demand or request for information from a Governmental Entity.

Section 3.21 Records. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the minutes of the meetings of the Company Board and the register of members of the Company made available to Diodes are complete and accurate in all material respects, and there have been no material transactions involving the Company or any of its Subsidiaries which are required to be set forth therein and which have not been so set forth.

Section 3.22 Brokers; Schedule of Fees and Expenses. Except as set forth in Section 3.22 of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.23 Business Relationships. To the Knowledge of the Company, as of the date of this Agreement, none of the Company’s end customers or distributors which individually accounted for at least 5% of the Company’s net revenue for the first three fiscal quarters of fiscal year 2012 is reasonably expected by the Company to cancel a Material Contract with the Company as a result of the execution of this Agreement and the Transaction Documents and the consummation of the Transactions contemplated hereby and thereby.

Section 3.24 OFAC. None of the Company, any director or officer of the Company, or, to the Knowledge of the Company, any agent, employee, Affiliate or Person acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

Section 3.25 Additional PRC Representations and Warranties.

(a) All Consents, approvals, authorizations or licenses requisite under PRC law for the due and proper establishment and operation of the Company and its Subsidiaries have been duly obtained from the relevant PRC Governmental Entity and are in full force and effect, except those that would not be reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries.

(b) All filings and registrations with the PRC Governmental Entities required in respect of the Company and its Subsidiaries and their respective operations including, without limitation, the registration with and/or approval by the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration for Foreign Exchange, tax bureau and customs offices and other PRC Governmental Entities that administer foreign investment enterprises have been duly completed in accordance with the relevant PRC rules and regulations, except where the failure to complete such filings and registrations does not, and would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(c) The Company and its Subsidiaries have complied with all material relevant PRC laws and regulations regarding the contribution and payment of their registered share capital, the payment schedules of which have been approved by the relevant PRC Governmental Entity.

(d) Neither the Company nor any of its Subsidiaries is in receipt of any letter or notice from any relevant PRC Governmental Entity notifying it of the revocation, or otherwise questioning the validity, of any licenses or qualifications issued to it or any subsidy granted to it by any PRC Governmental Entity for non-compliance with the terms thereof or with applicable PRC laws, or the need for compliance or remedial actions in respect of the activities carried out by the Company or any of its Subsidiaries, except where the notice or the letter does not, and would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(e) The Company and its Subsidiaries have conducted their respective businesses activities within the permitted scope of businesses or have otherwise operated their respective businesses in compliance, in all material respects, with all relevant legal requirements and with all requisite licenses and approvals granted by competent PRC Governmental Entities, except where such non-compliance has not had and would not reasonably be expected to have resulted in a Material Adverse Effect on the Company. As to licenses, approvals and government grants and concessions requisite or material for the conduct of any part of the Company’s business which are subject to periodic renewal, the Company has no Knowledge of any grounds on which such requisite renewals would not be granted by the relevant PRC Governmental Entities, except where such grounds do not, and would not, individually or in the aggregate, result in a Material Adverse Effect on the Company.

(f) With regard to employment and staff or labor, the Company and its Subsidiaries have complied, in all material respects, with all applicable material PRC laws and regulations, including without limitation, laws and regulations pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or the like.

Section 3.26 Environmental Matters. Except for such matters as would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the Knowledge of the Company, each of the Company and its Subsidiaries is, and at all times has been, in substantial compliance with, and has not been and is not in material violation of or subject to any material liability under, any applicable Environmental Law, and the Company does not have any basis to expect, nor has the Company and its Subsidiaries, nor any other Person for whose conduct they are or may be held to be responsible, received any written order or notice from (a) any Governmental Entity or private citizen acting in the public interest, or (b) the current or prior owner or operator of any Facilities, of any actual or potential material violation by the Company or any of its Subsidiaries, or failure by the Company or any of its Subsidiaries to comply with, any Environmental Law, or of any actual or threatened material obligation by the Company or any of its Subsidiaries to undertake or bear the cost of any liabilities under the Environmental Laws with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company or any of its Subsidiaries has or has had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by the Company or any other Person for whose conduct the Company is or may be held legally responsible, or from any such Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

Section 3.27 Disclosure. All of the representations or warranties made by the Company herein, in the Company Disclosure Schedule or in any certificate furnished by the Company pursuant to this Agreement, are true and correct in all material respects, and when all such documents are read together in their entirety, to the Knowledge of the Company, none of them contains or will contain at the Closing Date any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

Section 3.28 No Additional Agreements. The Company does not have any agreement or understanding with Diodes with respect to the Transactions contemplated by this Agreement other than as specified in this Agreement.

ARTICLE IV

Representations and Warranties of Diodes and Merger Sub

Diodes and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Good Standing. Each of Diodes and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization.

Section 4.2 Corporate Authority and Approval. Each of Diodes and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the Transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Diodes and Merger Sub and, assuming due authorization, execution and delivery hereof by the other Parties, constitutes a valid and binding agreement of Diodes and Merger Sub enforceable against Diodes and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.3 Non-Contravention. The execution, delivery and performance of this Agreement by Diodes and Merger Sub do not, and the consummation by the Merger Sub of the Merger and the other Transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, any provision (x) of the certificate of incorporation and bylaws of Diodes and (y) the Memorandum and Articles of Association of Merger Sub, (B) a breach or violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other Transactions contemplated hereby) that the matters referred to in Section 4.4 are complied with, any Law to which Diodes or Merger Sub is subject, (C) a default under any of the terms, conditions or provisions of any Contract to which Diodes or Merger Sub is a party, or an acceleration of Diodes’ or, if applicable, Merger Sub’s, obligations under any such Contract or require any Consent under any such Contract, (D) the creation of any Lien on any properties or assets of Diodes or Merger Sub, except, in the case of clause (B), clause (C) or clause (D) above, for any such breach, violation, default, creation or acceleration that is not individually or in the aggregate, reasonably likely to affect adversely the ability of Diodes and Merger Sub to consummate the Transactions.

Section 4.4 Government Approvals. Except for (A) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (B) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (C) if applicable, any required Consent or approval of, or filing with any applicable Governmental Antitrust Entity, no Consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity necessary for the execution and delivery of this Agreement by Diodes or Merger Sub, the performance by Diodes and Merger Sub of their obligations hereunder and the consummation by Diodes and Merger Sub of the Transactions, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to affect adversely the ability of Diodes and Merger Sub to consummate the Transactions.

Section 4.5 Litigation. To the Knowledge of Diodes and Merger Sub, there is no Action pending or threatened in writing against or affecting Diodes or Merger Sub, any of their officers or directors (in their capacities as such), any of their Subsidiaries or any of their properties, before or by any Governmental Entity which (a) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or (b) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to affect adversely the ability of Diodes and Merger Sub to consummate the Transactions. To the Knowledge of Diodes and Merger Sub, there is no Judgment imposed upon Diodes or Merger Sub, any of their officers or directors (in their capacities as such), any of their Subsidiaries or any of their respective properties, that would prevent, enjoin, alter or materially delay any of the Transactions, or that would reasonably be expected to affect adversely the ability of Diodes and Merger Sub to consummate the Transactions.

Section 4.6 Company Proxy Statement. None of the information with respect to Diodes or Merger Sub that Diodes or any of its Representatives furnishes in writing to the Company expressly for use in the Company Proxy Statement, will on the date so provided contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Diodes or Merger Sub with respect to statements made or incorporated by reference therein supplied by the Company or its Representatives expressly for inclusion or incorporation by reference in the Company Proxy Statement.

Section 4.7 Financial Capability. Diodes has or will have, and will cause Merger Sub to have, prior to the Effective Time, sufficient funds to pay the aggregate Per Share Merger Consideration, Per ADS Merger Consideration, and the Option Consideration, each as contemplated by this Agreement and all fees and expenses related thereto and to perform the other obligations of Diodes and Merger Sub contemplated by this Agreement.

Section 4.8 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger. Since its date of formation, Merger Sub has not carried on any business or conducted any other operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

ARTICLE V

Covenants of the Company

Section 5.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms set forth in ARTICLE IX of this Agreement or the Closing Date, the Company agrees that the Company and its Subsidiaries shall use commercially reasonable efforts to (except to the extent expressly contemplated by this Agreement or as consented to in writing by Diodes), (i) in all material respects, carry on their businesses in the ordinary course in substantially the same manner as heretofore conducted, pay debts and Taxes when due (subject to good faith disputes over such debts or Taxes), pay or perform other obligations when due, and use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, and (ii) use their commercially reasonable efforts consistent with past practice to keep available the services of their present executive officers and directors and use their commercially reasonable efforts consistent with past practice to, in all material aspects, preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, to the end that there shall not be a Material Adverse Effect on the Company as of the Closing Date. The Company agrees to promptly notify Diodes of any material event or occurrence not in the ordinary course of business consistent with past practice that would have or reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms set forth in ARTICLE IX of this Agreement or the Closing Date, except as otherwise expressly permitted by or provided for in this Agreement, the Company shall not do, allow, cause or permit any of the following actions to occur with respect to the Company without the prior written Consent of Diodes, which Consent shall not be unreasonably delayed or withheld; provided, however, that Diodes and Merger Sub acknowledge and agree that (i) this Section 5.1 shall not give Diodes the right, directly or indirectly, to control or direct the operations of the Company prior to the Closing to the extent prohibited by applicable Antitrust Laws, and (ii) Diodes shall be deemed to have provided its written Consent for any matter of which the Company delivers a written notice to Diodes expressly identifying this Section 5.1 and concerning which the Company has not received any written and specific objection from Diodes within five (5) days of the delivery of such notice:

(a) Charter Documents. Cause or permit any amendments to any of the Company Constituent Instruments or any other equivalent organizational documents, except for such amendments made pursuant to a Legal Requirement or as contemplated by this Agreement;

(b) Dividends; Changes in Share Capital. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital;

(c) Material Contracts. Enter into any new Material Contract, or materially violate, amend or otherwise modify or waive any of the terms of any existing Material Contract, other than (i) in the ordinary course of business consistent with past practice or (ii) upon prior written Consent of Diodes;

(d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, in each case, other than pursuant to the exercise or conversion of rights to acquire such securities outstanding as of the date of the Agreement;

(e) Intellectual Property. Transfer or license to any Person or entity any Intellectual Property Rights other than in the ordinary course of business consistent with past practice;

(f) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole, except in the ordinary course of business consistent with past practice;

(g) Indebtedness. Except in its ordinary course of business, issue or sell any debt securities or guarantee any debt securities of others in excess of US $100,000 in the aggregate;

(h) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of US $100,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than (i) in the ordinary course of business, and (ii) the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements, as applicable;

(i) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except that do not exceed US $500,000 individually or in the aggregate;

(j) Employment. Except as mutually agreed to by the Parties prior to the date of this Agreement and identified on Schedule 5.1(j), or required under the Legal Requirements or agreements or pursuant to plans or arrangements existing on the date of the Agreement, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance, retirement, retention, incentive or similar agreement, arrangement or benefit plan for the benefit or welfare of any current or former director, executive officer or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director or executive officer, (iii) materially amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (iv) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, or (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder;

(k) Facilities. Open or close any Facilities or office except in the ordinary course of business;

(l) Litigation. Initiate, compromise or settle any material litigation or arbitration proceedings; and

(m) Other. Agree in writing or otherwise to take any of the actions described in Sections 5.1(a)-(l) above.

Section 5.2 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE IX of this Agreement, the Company shall, and shall cause its Subsidiaries to, afford to Diodes and Diodes’ Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, vendors and customers (to the extent access to such vendors and customers can be obtained by the Company using commercially reasonable efforts), properties, offices and other Facilities and to all books, records, Contracts and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Diodes such other information concerning the business and properties of the Company and its Subsidiaries as Diodes may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Diodes or Merger Sub pursuant to this Agreement.

(b) Diodes and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth in ARTICLE IX of this Agreement in accordance with the terms set forth therein.

Section 5.3 Additional Company Financial Information. If the Closing Date is on or after March 1, 2013, the Company shall deliver to Diodes the unaudited consolidated balance sheet as of the end of the year ending December 31, 2012, and the related unaudited consolidated statements of income and statements of cash flows of the Company for the year then ended (the “Company Additional Financial Statements”), not later than March 1, 2013. If delivered, the Company Additional Financial Statements, including the notes thereto, will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved, and will fairly present in all material respects the consolidated financial condition and operating results, change in shareholders’ equity and cash flow of the Company, as of the dates, and for the periods, indicated therein (subject to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

Section 5.4 Insurance. Through the Closing Date, the Company and its Subsidiaries shall use commercially reasonable efforts to maintain insurance policies existing as of the date of this Agreement providing insurance coverage for the businesses in which the Company and its Subsidiaries are engaged and the assets and properties of the Company and its Subsidiaries of the kinds, in the amounts and against the risks as are commercially reasonable for such businesses and risks covered and for the geographic areas where the Company and its Subsidiaries engage in such businesses.

Section 5.5 Fulfillment of Conditions. The Company shall use its commercially reasonable efforts to fulfill the conditions specified in ARTICLE VIII to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) executing and delivering documents necessary or desirable to consummate the Transactions contemplated hereby, and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including using its commercially reasonable efforts to conduct its business in such manner that on the Closing Date the representations and warranties of the Company contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

Section 5.6 Disclosure of Certain Matters. From the date of the Agreement through the Closing Date, the Company shall give Diodes prompt written notice of any event or development that occurs that (a) is of a nature that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (b) would require any amendment or supplement to the Company Proxy Statement.

Section 5.7 Regulatory and Other Authorizations; Notices and Consents.

(a) The Company shall use its commercially reasonable efforts to obtain all material Consents that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the Transaction Documents and will cooperate with Diodes in promptly seeking to obtain all such authorizations, Consents, orders and approvals, including, but not limited to any matters involving Government Antitrust Entities.

(b) The Company shall give promptly such notices to third parties and use its commercially reasonable efforts to obtain such third party Consents and estoppel certificates as are required to consummate the Transactions.

(c) The Company shall cooperate and use commercially reasonable efforts to assist the other in giving such notices and obtaining such Consents and estoppel certificates as are required to consummate the Transactions; provided, however, that the Company shall have no obligation to give any guarantee or other consideration of any nature in connection with the seeking of such Consent or to consent to any change in the terms of any agreement or arrangement which the Company in its reasonable discretion may deem adverse to the interests of Diodes, the Company or the business of the Company.

Section 5.8 Related Taxes. From the date of the Agreement through the Closing Date, each of the Company and its Subsidiaries, consistent with past practice, shall (i) duly and timely file all Tax Returns and other documents required to be filed by it with applicable Governmental Entities subject to extensions permitted by law and properly granted by the appropriate authority, provided that the Company shall promptly notify Diodes that any of the Company and its Subsidiaries is availing itself of such extensions; and (ii) pay all Taxes shown as due on such Tax Returns.

Section 5.9 No Solicitation.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE IX of this Agreement (the “Exclusivity Period”), the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its employees, directors, officers or Representatives to, directly or indirectly, solicit, initiate or knowingly take any action that could reasonably be expected to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 5.9(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). Subject to Section 5.9(b), during the Exclusivity Period, neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Diodes or Merger Sub, the Company Board Recommendation, or recommend a Takeover Proposal, or fail to recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after the commencement of such offer, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Agreement with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b) Notwithstanding Section 5.9(a), during the 30 days following the date of this Agreement, the Company Board, directly or indirectly through any Representative, may, subject to Section 5.9(c), (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board by majority rule believes in good faith, after consultation with outside legal counsel and the Company Financial Advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to Diodes), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law. Nothing contained herein shall prevent the Company Board from disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law.

(c) The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 5.9(b) unless the Company shall have delivered to Diodes a prior written notice advising Diodes that it intends to take such action. The Company shall notify Diodes promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Takeover Proposal, any inquiry, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party, in each case, in a way that would reasonably be expected to lead to a Takeover Proposal. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Diodes fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Diodes with at least forty-eight (48) hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Takeover Proposal and shall provide Diodes and its Representatives with the opportunity and a reasonable period of time to make a presentation to the Company Board at the meeting. The Company shall promptly provide Diodes with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party, and, to the extent such information has not been previously provided to Diodes, copies of such information.

(d) Except as set forth in this Section 5.9(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Diodes, in writing, at least five (5) Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, during the Notice Period, negotiate with Diodes in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Diodes, in its discretion, proposes to make such adjustments in a manner that would form a binding Contract if accepted by the Company (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the material terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time the Company notifies Diodes of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel and its Company Financial Advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Diodes during the Notice Period in the terms and conditions of this Agreement.

Section 5.10 Company Shareholder Meeting.

(a) Subject to the terms set forth in this Agreement, the Company shall take all action necessary to duly call, give notice of, convene and hold the Company Shareholders Meeting as soon as reasonably practicable after the date of this Agreement, and in connection therewith, the Company shall mail the Company Proxy Statement to the holders of the Shares in advance of such meeting. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 5.9(b) hereof, the Company Proxy Statement shall include the Company Board Recommendation. Subject to Section 5.9 hereof, the Company shall use reasonable best efforts to (i) solicit from the holders of the Shares proxies in favor of the approval and authorization of this Agreement and the Cayman Plan of Merger and (ii) take all other actions necessary or advisable to secure the vote or Consent of the holders of Shares required by applicable Law to obtain such approval and authorization. The Company shall keep Diodes and Merger Sub updated with respect to proxy solicitation results as requested by Diodes or Merger Sub. Once the Company Shareholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholders Meeting without the Consent of Diodes (other than (i) in order to obtain a quorum of its shareholders, or (ii) as reasonably determined by the Company to comply with applicable Law). At the Company Shareholders Meeting, Diodes and its Affiliates shall vote all Shares owned by them in favor of approval and authorization of this Agreement and the Cayman Plan of Merger. Notwithstanding anything contained herein to the contrary, the Company shall not be required to hold the Company Shareholders Meeting if this Agreement is terminated before it is held.

(b) In connection with the Company Shareholders Meeting, as soon as reasonably practicable following the date of this Agreement the Company shall prepare the Company Proxy Statement. Diodes, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Proxy Statement. Without limiting the generality of the foregoing, each of Diodes and Merger Sub will furnish the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement. The Company shall not mail the Company Proxy Statement, or any amendment or supplement thereto, without providing Diodes a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company). Each of Diodes, Merger Sub and the Company agree to correct any information provided by it for use in the Company Proxy Statement which shall have become false or misleading and the Company shall promptly prepare and mail to its shareholders an amendment or supplement setting forth such correction.

ARTICLE VI

Covenants of Diodes

Section 6.1 Fulfillment of Conditions. From the date of the Agreement to the Closing Date, Diodes shall use its commercially reasonable efforts to fulfill the conditions specified in ARTICLE VIII. The foregoing obligation includes, without limitation, (a) executing and delivering documents necessary or desirable to consummate the Transactions, (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including using its commercially reasonable efforts to conduct the business of Diodes and the Merger Sub in such manner that on the Closing Date the representations and warranties of Diodes contained herein shall be accurate as though then made).

Section 6.2 Regulatory and Other Authorizations; Notices and Consents. Diodes shall use its commercially reasonable efforts to obtain all authorizations, Consents, orders and approvals of all Governmental Entities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Transaction Documents to which it is a party and shall cooperate fully with the Company in promptly seeking to obtain all such authorizations, Consents, orders and approvals (and in such regard use commercially reasonable efforts to cause the relevant Government Entities to permit the Company and/or its counsel to participate in the conversation and correspondence with such Government Authorities together with Diodes’ counsel).

Section 6.3 Retention Bonuses. Diodes has agreed to and shall pay retention bonuses to such employees of the Surviving Corporation and/or its Subsidiaries, in such individual amounts, and pursuant to such terms as indicated in Section 6.3 of the Company Disclosure Schedule.

Section 6.4 Directors’ and Officers’ Indemnification and Insurance

(a) Diodes and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company or its Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date of the Agreement or who becomes prior to the Effective Time an officer or director of the Company or its Subsidiaries (each an “Indemnified Party”) as provided in the Company Constituent Instruments, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date of the Agreement and disclosed in Section 6.4(a) of the Company Disclosure Schedule for acts or omissions occurring prior to the Effective Time (including acts or omissions occurring in connection with this Agreement and the consummation of the Merger) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b) For six years after the Effective Time, to the fullest extent permitted under applicable Law, the Surviving Corporation and any successor to the Surviving Corporation shall, and Diodes shall cause the Surviving Corporation or its successor to, out of the assets of the Company, its Subsidiaries, and any applicable insurance (but not from any assets of Diodes, other than those of the Company and its Subsidiaries) indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, Judgments and fines arising directly or indirectly, in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the Transactions contemplated by this Agreement), and shall advance and/or reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, Judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable Judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written Consent (which Consent shall not be unreasonably withheld or delayed).

(c) The Company shall obtain (and pay the premium in full in cash for) a “tail” insurance policy with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions contemplated by this Agreement).

(d) The obligations of Diodes and the Surviving Corporation under this Section 6.4 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.4 applies without the Consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.4 applies shall be third party beneficiaries of this Section 6.4, each of whom may enforce the provisions of this Section 6.4).

(e) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers or licenses all or substantially all of its properties and assets (including Intellectual Property Rights) to any Person, then, and in either such case, proper provision shall be made so that each of such successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.4 to the extent of the assets transferred to such successor or assign. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to, or in substitution for, any such claims under any such policies.

ARTICLE VII

Additional Agreements and Covenants

Section 7.1 Company Disclosure Schedule. The Company shall, as of the Closing Date, have the obligation to supplement or amend the Company Disclosure Schedule being delivered concurrently with the execution of this Agreement and annexes and exhibits hereto with respect to any matter hereafter arising or discovered which resulted in, or could reasonably be expected to result in a Material Adverse Effect on the Company. The obligations of the Company to amend or supplement the Company Disclosure Schedule being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, the representations and warranties of the Company shall be made with reference to the Company Disclosure Schedule as it exists at the time of execution of this Agreement.

Section 7.2 Confidentiality. Between the date of the Agreement and the Effective Time, Diodes and Merger Sub, on the one hand, and the Company, on the other hand, shall each hold and shall cause its Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or by the rules and regulations of, or pursuant to any agreement, rules or regulations of, the relevant stock exchange or trading system, the Confidential Information of the other Party. Each Party shall be deemed to have satisfied its obligations to hold Confidential Information concerning or supplied by the other Party in connection with the Transactions, if it exercises the same care as it takes to preserve confidentiality for its own similar information. If the Receiving Party or any of its Representatives is required by Law, upon the advice of the Receiving Party’s counsel, to disclose any Confidential Information (whether by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other similar process), the Receiving Party and its Representatives shall, prior to any such compelled disclosure, give the Disclosing Party prompt notice of any such requirement, take all reasonable steps requested by the Disclosing Party to preserve the confidentiality or privileged nature of the Confidential Information, and use reasonable efforts to cooperate with the Disclosing Party’s efforts in protecting against any such disclosure or obtaining confidential treatment or a protective order narrowing the scope of such disclosure or use of the Confidential Information. In the event that such protective order or other remedy is not obtained, the Receiving Party will furnish only that portion of the Confidential Information which, on the advice of the Receiving Party’s counsel, is legally required to be disclosed. To the extent that any Confidential Information includes materials subject to the attorney-client privilege, the Disclosing Party is not waiving, and shall not be deemed to have waived or diminished, its attorney work-product protections, attorney-client privileges or similar protections and privileges as a result of disclosing such Confidential Information to the Receiving Party or its Representatives. For the avoidance of doubt, any disclosure of Confidential Information required to be included by Diodes or the Company in its filings with the SEC as required by the applicable Laws will not be a violation of this Section 7.2.

Section 7.3 Public Announcements. From the date of this Agreement until the Closing or termination of this Agreement in accordance with the terms set forth in ARTICLE IX of this Agreement, Diodes and the Company shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the Transactions governed by it, and none of the foregoing shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the Transactions without the prior Consent of Diodes (in the case of the Company) or the Company (in the case of Diodes), except as required by Law as determined after consultation with outside counsel or by the rules and regulations of, or pursuant to any agreement, rules or regulations of, the relevant stock exchange or trading system, or for information that has been publicly disclosed in accordance with the requirements of this Section 7.3 prior to such public announcement or communication. Each Party will not unreasonably withhold approval from the others with respect to any press release or public announcement.

ARTICLE VIII

Conditions to Closing

Section 8.1 Company’s Conditions Precedent. The obligations of the Company to enter into and complete the Closing are subject, at the option of the Company, to the fulfillment on or prior to the Closing Date of the following conditions by Diodes and Merger Sub, any one or more of which may be waived by the Company in writing:

(a) Representations and Covenants. The representations and warranties of Diodes and Merger Sub contained in this Agreement shall be true on and as of the Closing Date, and Diodes and Merger Sub shall each have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them on or prior to the Closing Date, and Diodes shall have delivered to the Company a certificate, dated the Closing Date, to the foregoing effect.

(b) Litigation. No Action shall have been instituted before any court or governmental or regulatory body by any Governmental Entities to restrain, modify or prevent the carrying out of the Transactions or to seek damages in connection with the Transactions.

(c) Approval and Authorization by the Company’s Shareholders. This Agreement and the Cayman Plan of Merger shall have been approved and authorized by the holders of at least two-thirds (2/3) of the Shares present and voting in person or by proxy at the Company Shareholders Meeting in accordance with the Cayman Companies Law.

(d) Merger Document. The Cayman Plan of Merger to be filed in accordance with the Cayman Companies Law on Closing shall have been executed and delivered by Merger Sub.

Section 8.2 Diodes’ Conditions Precedent. The obligations of Diodes and Merger Sub to enter into and complete the Closing are subject, at the option of Diodes, to the fulfillment on or prior to the Closing Date of the following conditions by the Company, any one or more of which may be waived by Diodes in writing:

(a) Representations and Covenants. The representations and warranties of the Company contained in this Agreement shall be true on and as of the Closing Date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct as of that date), except where the failure of such representations or warranties to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have delivered to Diodes a certificate, dated the Closing Date, to the foregoing effect.

(b) No Material Adverse Change. There shall not have been any occurrence, event, incident, action, failure to act, or transaction since the date of the Agreement which has had or is reasonably likely to cause a Material Adverse Effect on the Company.

(c) Litigation. No Action shall have been instituted before any court or governmental or regulatory body by any Governmental Entities to restrain, modify or prevent the carrying out of the Transactions, or to seek damages in connection with the Transactions.

(d) Delivery of Company Additional Financial Statements. Section 5.3 shall have been complied with.

(e) Officer’s Certificate. Diodes shall have received a certificate from the Company signed by an authorized officer or representative of the Company, certifying that the attached copies of the Company’s Constituent Instruments and resolutions or other authorizing documents approving the Agreement and the Transactions are all true, complete and correct and remain in full force and effect.

(f) Fab 2 Requirements. All environmental permits required to enable the Company’s fabrication facility known as Fab 2 to commence operations shall have been issued and shall be effective. The Company shall have delivered to Diodes a letter or other document issued by the Chief Executive Officer of the Company confirming his reasonable belief that the Company will be entitled to the tax benefits and subsidies afforded to the Company in connection with the facility provided that the facility commences operations promptly after receiving all environmental permits required for such commencement.

(g) Dissenting Shares. No more than 20% of the outstanding Shares shall be Dissenting Shares as of the Closing Date.

(h) Minimum Vote. This Agreement shall have been approved by the affirmative vote of at least a majority of the Non-affiliated Voting Shares.

ARTICLE IX

Termination, Amendment and Waiver

Section 9.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company) by mutual written Consent of Diodes, Merger Sub and the Company.

Section 9.2 Termination by either Diodes or the Company. This Agreement may be terminated by either Diodes or the Company at any time prior to the Effective Time (notwithstanding any approval and authorization of this Agreement and the Cayman Plan of Merger by the shareholders of the Company):

(a) if the Merger has not been consummated on or before June 30, 2013 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Transactions or materially and adversely affecting the benefits of the Transactions to such Party, and such Law or order (i) shall have or is reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole and (ii) shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order; or

(c) if this Agreement and the Cayman Plan of Merger have been submitted to the shareholders of the Company for approval and authorization at a duly convened Company Shareholders Meeting and the Company Shareholder Approval shall not have been obtained at such meeting (including any adjournment or postponement thereof).

Section 9.3 Termination By Diodes. This Agreement may be terminated by Diodes at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a) if (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the covenants and agreements set forth in Section 5.9, (iv) the Company Board fails to reaffirm (publicly, if so requested by Diodes) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, (v) a tender offer or exchange offer relating to the Shares shall have been commenced by a Person unaffiliated with Diodes and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that shareholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of the actions specified in this Section 9.3(a); or

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 8.2(a) would not be satisfied and such breach is incapable of being cured by the End Date; provided that Diodes shall have given the Company at least 30 days written notice prior to such termination stating Diodes’ intention to terminate this Agreement pursuant to this
Section 9.3(b).

Section 9.4 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 9.4(b) immediately below, any approval and authorization of this Agreement and the Cayman Plan of Merger by the shareholders of the Company):

(a) if prior to the receipt of the Company Shareholder Approval at the Company Shareholders Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 5.9(b) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 9.6(b) hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Diodes or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 8.1(a) would not be satisfied and such breach is incapable of being cured by the End Date; provided that the Company shall have given Diodes at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 9.4(b).

Section 9.5 Notice of Termination; Effect of Termination. The Party desiring to terminate this Agreement pursuant to this ARTICLE IX (other than pursuant to Section 9.1) shall deliver written notice of such termination to each other Party specifying with particularity the reason for such termination, and any such termination in accordance with Section 9.5 shall be effective immediately upon delivery of such written notice to the other Parties. If this Agreement is terminated pursuant to this Article IX, it will become void and of no further force and effect, with no liability on the part of any Party (or any shareholder, director, officer, employee, agent or Representative of such Party) to any other Party hereto, except (i) with respect to Section 5.2(b), this Section 9.5, Section 9.6 and ARTICLE X (and any related definitions contained in any such Sections or ARTICLE X), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a Party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another Party of this Agreement.

Section 9.6 Fees and Expenses Following Termination.

(a) If this Agreement is terminated by Diodes pursuant to Section 9.3(a), then the Company shall pay to Diodes (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to the Termination Fee.

(b) If this Agreement is terminated by the Company pursuant to Section 9.4(a), then the Company shall pay to Diodes (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.

(c) If this Agreement is terminated (i) by Diodes pursuant to Section 9.3(b), provided that the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting (including any adjournment or postponement thereof) or (ii) by the Company or Diodes pursuant to (x) Section 9.2(a) hereof and provided that the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting (including any adjournment or postponement thereof) or (y) Section 9.2(c) hereof and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination (in the case of termination pursuant to Section 9.2(a) or Section 9.3(b)) or the Company Shareholders Meeting (in the case of termination pursuant to Section 9.2(c)), a Takeover Proposal shall (1) in the case of a termination pursuant to Section 9.2(a) or Section 9.2(c), have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to Section 9.3(b), have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (B) within twelve 12 months following the date of such termination of this Agreement the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to Diodes (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee, (it being understood for all purposes of this Section 9.6(c), all references in the definition of Takeover Proposal to 10% shall be deemed to be references to “more than 50%” instead). If a Person (other than Diodes or its Affiliates) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the Company Shareholder Meeting, as applicable, and, within 12 months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (1) and (2) of this paragraph (c).

(d) The Company acknowledges and hereby agrees that the provisions of this Section 9.6 are an integral part of the Transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Diodes and Merger Sub would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 9.6, and, in order to obtain such payment, Diodes makes a claim against the Company that results in a Judgment against the Company, the Company shall pay to Diodes the reasonable and documented costs and expenses of Diodes (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 9.6 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. The Parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, Diodes and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 9.6 and such Termination Fee is paid in full, Diodes and Merger Sub shall be precluded from any other remedy against the Company or its Subsidiaries, at law or in equity or otherwise, and neither Diodes nor Merger Sub shall seek to obtain any recovery, Judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions contemplated hereby.

(e) Except as expressly set forth in this Section 9.6, all Expenses incurred in connection with this Agreement and the Transactions contemplated hereby will be paid by the Party incurring such Expenses.

Section 9.7 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement signed by each of the Parties hereto; provided, however, that following the receipt of the Company Shareholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by Law or in accordance with the rules of any relevant self-regulatory organization would require further approval by the holders of the Shares without such approval.

Section 9.8 Extension; Waiver. At any time prior to the Effective Time, Diodes or Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other Party(ies), (b) waive any inaccuracies in the representations and warranties of the other Party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE X

Miscellaneous

Section 10.1 Non-Survival and Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 10.1 does not limit any covenant of the Parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 10.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the addresses set forth on the signature pages hereto (or at such other address for a Party as shall be specified in writing to all other Parties).

Section 10.3 Amendments; Waivers; Additional Selling Shareholders. No provision of this Agreement may be waived or amended except in a written instrument signed by all of the Parties hereto. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 10.4 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 10.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 10.6 Counterparts; Facsimile Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

Section 10.7 Entire Agreement; Third Party Beneficiaries. This Agreement, taken together with all Exhibits, Annexes and Schedules hereto (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions (except the Confidentiality Agreement, which shall survive the execution of this Agreement and continue to be binding pursuant to its terms) and (b) are not intended to confer upon any Person other than the Parties any rights or remedies, except as expressly provided in Section 6.4, which is intended to confer rights and remedies upon each Indemnified Party as set forth therein. Nothing in this Agreement shall constitute an amendment to any benefit plan, and no benefit plan shall be amended absent a separate written amendment that complies with such plan’s amendment procedures.

Section 10.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof (provided that the fiduciary duties of the Company Board, the internal corporate affairs of the Company, the Merger, and any exercise of dissenter rights with respect to the Merger shall in each case be governed by the laws of the Cayman Island).

Section 10.9 Dispute Resolution.

(a) All disputes among the Parties arising out of or relating to this Agreement will be resolved by mandatory, binding arbitration in accordance with this Section 10.9.

(b) Before any arbitration is commenced pursuant to this Section 10.9, the Parties must endeavor to reach an amicable settlement of the dispute through friendly negotiations.

(c) If no mutually acceptable settlement of the dispute is made within the sixty (60) days from the commencement of the settlement negotiation or if any Party refuses to engage in any settlement negotiation, any Party may submit the dispute for arbitration.

(d) Any arbitration commenced pursuant to this Section 10.9 will be conducted in Hong Kong under the Arbitration Rules of the United Nations Commission on International Trade Law by arbitrators appointed in accordance with such rules. The arbitration and appointing authority will be the Hong Kong International Arbitration Centre (“HKIAC”). The arbitration will be conducted by a panel of three arbitrators, one chosen by the Diodes Representative, one chosen by the Company and the third chosen by agreement of the two selected arbitrators; failing agreement within thirty (30) days prior to commencement of the arbitration proceeding, the HKIAC will appoint the third arbitrator. The proceedings will be confidential and conducted in English. The arbitral tribunal will have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a disputed matter, and its award will be final and binding on the Parties. The arbitral tribunal will determine how the Parties will bear the costs of the arbitration. Notwithstanding the foregoing, each Party will have the right at any time to immediately seek injunctive relief, an award of specific performance or any other equitable relief against the other Party in any court or other tribunal of competent jurisdiction. During the pendency of any arbitration or other proceeding relating to a dispute between the Parties, the Parties will continue to exercise their remaining respective rights and fulfill their remaining respective obligations under this Agreement, except with regard to the matters under dispute.

Section 10.10 Specific Performance. The Company, Diodes and Merger Sub acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by any of the Parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by any Party of any covenant or obligation contained in this Agreement, the Company or Diodes shall be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such party may be entitled at law or in equity): (a) a decree or order from a court of competent jurisdiction of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction from a court of competent jurisdiction restraining such breach or threatened breach. The Company and Diodes each hereby waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written Consent of the other Parties. Any purported assignment without such Consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.12 Governing Language. This Agreement shall be governed and interpreted in accordance with the English language.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

DIODES INCORPORATED

By:	/s/ Richard D. White
Name:	Richard D. White
Title:	CFO
Address:	4949 Hedgcoxe RD. Plano, TX 75024 USA

DIODES CAYMAN ISLANDS COMPANY LIMITED

By:	/s/ Richard D. White
Name:	Richard D. White
Title:	Director
Address:	87 Mary Street, George Town, Grand Cayman KY 1-9005, Cayman Islands

BCD SEMICONDUCTOR MANUFACTURING LIMITED

By:	/s/ Chieh Chang
Name:	Chieh Chang
Title:	CEO
Address:

ANNEX A

Definitions

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.

“Action” has the meaning set forth in Section 3.8 of the Agreement.

“ADSs” has the meaning set forth in Section 2.1(a) of the Agreement.

“Affiliates” means any Person that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning fifty percent (50%) or more of the voting securities of a second Person shall be deemed to control that second Person. For the purposes of this definition, a Person shall be deemed to control any of his or her immediate family members.

“Agreement” has the meaning set forth in the preamble to the Agreement.

“Antitrust Laws” means any Laws that are designed or intended to prohibit, retrain or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediment or lessening of competition or strengthening of dominant positions through merger or acquisition.

“Applicable Date” has the meaning set forth in Section 3.5(a) of the Agreement.

“Business Day” means a day (excluding Saturdays, Sundays and public holidays) on which commercial banks are generally open for banking business in the United States, the PRC, and the Cayman Islands.

“Cayman Companies Law” means the Companies Law (2012 Revision) of the Cayman Islands.

“Cayman Plan of Merger” has the meaning set forth in Section 1.3 of the Agreement.

“Change” has the meaning set forth in the definition of Material Adverse Effect in this Annex A.

“Closing” has the meaning set forth in Section 1.2 of the Agreement.

“Closing Date” has the meaning set forth in Section 1.2 of the Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto.

“Company” has the meaning set forth in the preamble to the Agreement.

“Company Acquisition Agreement” has the meaning set forth in Section 5.9(a) of the Agreement.

“Company Additional Financial Statements” has the meaning set forth in Section 5.3 of the Agreement.

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.9(a) of the Agreement.

“Company Balance Sheet” means the audited balance sheet of the Company as of December 31, 2011, included in the Company Reports.

“Company Benefit Plans” has the meaning set forth in Section 3.13(a) of the Agreement.

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 3.3(b) of the Agreement.

“Company Constituent Instruments” means the memorandum and articles of association of the Company, together with its statutory registers, and similar organizational documents of each of its Subsidiaries, each as amended to the date of the Agreement.

“Company Disclosure Schedule” has the meaning set forth in ARTICLE III of the Agreement.

“Company Financial Advisor” means RBC Capital Markets, LLC, or another financial advisor of nationally recognized reputation engaged by the Company to provide advice related to the Transactions provided that notice of the engagement is given to Diodes prior to the engagement of such other financial advisor.

“Company Financial Statements” means the financial statements of the Company included in the Company Reports.

“Company Proxy Statement” has the meaning set forth in Section 3.4 of the Agreement.

“Company Reports” has the meaning set forth in Section 3.5(a) to the Agreement.

“Company Shareholder Approval” has the meaning set forth in Section 3.3(a) of the Agreement.

“Company Shareholders Meeting” means an extraordinary general meeting of the shareholders of the Company to be held pursuant to the Cayman Companies Law to consider the approval and authorization of this Agreement and the Cayman Plan of Merger.

“Company Stock Option” shall mean an option to purchase Shares granted under any stock option plans or other equity-related plans of the Company, whether vested or unvested.

“Company Warrants” has the meaning set forth in Section 2.3 of the Agreement.

“Confidential Information” means, when used with respect to a specified Party or its Affiliates (collectively, the “Disclosing Party”), all information, whether or not patentable, copyrightable or otherwise protected by Law, which either is (1) furnished by or on behalf of the Disclosing Party or its Representatives to the other Party or its Affiliates (collectively, the “Receiving Party”) or its Representatives, either before or after the date of the Agreement, and whether in written, electronic, graphic or verbal form or media, (2) obtained by the Receiving Party or its Representatives through the inspection of the property or facilities of the Disclosing Party, or (3) generated or derived from the information described in clause (1) or clause (2). Confidential Information does not include information concerning the Disclosing Party which (i) was known to the Receiving Party or its Representatives before its disclosure by the Disclosing Party or its Representatives, as evidenced by written records existing at the time of disclosure (other than information disclosed to the Receiving Party or its Representatives by a third party who was prohibited from disclosing such information to the Receiving Party or its Representatives by a legal, fiduciary or contractual obligation to the Disclosing Party or its Representatives), (ii) is, at the time of disclosure, or thereafter shall become, generally known in the Disclosing Party’s industry (other than as a result of the disclosure directly or indirectly by the Receiving Party or its Representatives in violation of this Agreement), (iii) was disclosed to the Receiving Party or its Representatives by a third party who, after reasonable inquiry, the Receiving Party believes to be entitled to disclose such information, (iv) is independently developed by the Receiving Party or its Representatives without use of Confidential Information or violating any of their obligations under this Agreement, or (v) is disclosed to the Receiving Party after written notice to the Disclosing Party that the Receiving Party does not wish to receive any further Confidential Information of the Disclosing Party (provided that such notice by Diodes shall constitute a termination of the Company’s obligations under Section 5.9 of this Agreement).

“Confidentiality Agreement” means the Confidentiality Agreement between the Company and Diodes dated October 12, 2012.

“Consent” means the consent, approval, order or authorization of, or registration, declaration or filing with any Person.

“Contract” means a contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument, written or oral.

“Depositary” means Deutsche Bank Trust Company Americas.

“Deposit Agreement” means the Deposit Agreement between the Depositary and the Company dated February 2, 2011.

“Diodes” has the meaning set forth in the preamble to the Agreement.

“Disclosing Party” has the meaning set forth in the definition of Confidential Information in this Annex A.

“Dissenting Shareholders” has the meaning set forth in Section 2.1(a) of the Agreement.

“Dissenting Shares” has the meaning set forth in Section 2.1(a) of the Agreement.

“Effective Time” has the meaning set forth in Section 1.3 of the Agreement.

“End Date” has the meaning set forth in Section 9.2(a) of the Agreement.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental Law” means any Legal Requirement that requires or relates to: (a) releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment; (b) protecting resources, species, or ecological amenities; (c) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or (d) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or otherwise modified from time to time.

“Exchange Fund” has the meaning set forth in Section 2.1(e) of the Agreement.

“Excluded Shares” has the meaning set forth in Section 2.1(a) of the Agreement.

“Exclusivity Period” has the meaning set forth in Section 5.9(a) of the Agreement.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party on its behalf in connection with or related to the authorization, preparation, diligence, negotiation, execution and performance of this Agreement and the Transaction Documents.

“Facilities” means any Real Property, leaseholds, or other interests currently or formerly owned or leased by the Company or any of its Subsidiaries and any buildings, plants, structures, or equipment (including tank cars, and rolling stock) currently or formerly owned or leased by the Company or any of its Subsidiaries.

“Government Antitrust Entity” means any Government Entity with jurisdiction over Antitrust Laws.

“Governmental Entity” means any national, federal, state, provincial, local or foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body of competent jurisdiction, or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Material” means any chemical, material or substance defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous waste,” “restricted hazardous waste,” or “toxic substances” or words of similar import under any applicable Law or regulations, including Environmental Laws.

“HKIAC” shall have the meaning set forth in Section 10.9(d) of the Agreement.

“Intellectual Property Rights” shall have the meaning set forth in Section 3.11 of the Agreement.

“Judgment” means any judgment, order or decree.

“Knowledge”, (i) with respect to the Company, means the actual knowledge at such time of its executive officers and members of the Company Board, and (ii) with respect to Diodes or Merger Sub, means the actual knowledge at such time of its executive officers and the members of its board of directors.

“Law(s)” means any law, statute, ordinance, rule, regulation, order, writ, injunction or decree.

“Legal Requirement” means any federal, state, local, municipal, provincial, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entities (or under the authority of any national securities exchange upon which securities of Diodes and the Company are then listed or traded).

“Liens” means any liens, security interests, pledges, equities and claims of any kind, voting trusts, shareholder agreements and other encumbrances.

“Material Adverse Effect” means any event, change or effect (collectively, a “Change”) that, considered with all Changes, had a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations of the Company and its Subsidiaries, taken as a whole, provided, however, that a Change occurring after the date of this Agreement shall not be deemed a Material Adverse Effect or considered in determining whether there has occurred (or would reasonably be expected to occur) a Material Adverse Effect, if (i) such Change results from (A) general economic or political conditions in the U.S. or the PRC, (B) conditions generally affecting the other companies in the Company’s industry, (C) any cancellation of or delays in customer orders, failure to obtain new customer orders, disruption in supplier, partnership, distributor, reseller or similar relationships, or loss of employees resulting in each case from the announcement or pendency of this Agreement, (D) stockholder class action or derivative litigation alleging (1) a breach of fiduciary duty by the Company Board relating to the negotiation, execution, delivery or performance (or disclosure with respect thereto) of this Agreement or the proposed consummation of the Merger or the other Transactions, or (2) that the Company Proxy Statement violates the disclosure requirements of the Exchange Act or other applicable Law unless a Governmental Entity of competent jurisdiction shall have entered an order prohibiting the consummation of the Transactions (provided, however, that for this exception to apply, the Company must have complied with its obligations in Section 5.10(b)), (E) acts of war or terrorism or natural disasters in any locations where the Company conducts material business operations, (F) the failure of the Company to meet internal or analysts’ financial expectations or projections (it being understood that the underlying causes of any such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (G) changes in trading volume or a decline in the Company’s stock price (it being understood that the underlying causes of any such change or decline may be taken into account in determining whether a Material Adverse Effect has occurred), and (H) Material Adverse Effect Diodes or Merger Sub or their respective Representatives knew or should have known prior to the date of this Agreement, and (ii) with respect to clauses (A), (B), and (E), the conditions or circumstances that caused such Change do not have an impact on the Company and its Subsidiaries, taken as a whole, that is in any material respect disproportionate to the average impact such conditions or circumstances have on the other companies in the Company’s industry.

“Material Contract” means a written Contract, as amended and supplemented to which the Company or any of its Subsidiaries is a party or by which any of their respective assets and properties is currently bound, which may involve obligations of, or payments to, the Company or its Subsidiaries in excess of US $250,000.

“Material Permits” means all Permits other than such franchises, licenses, permits, authorizations and approvals the lack of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

“Memorandum and Articles of Association” has the meaning set forth in Section 1.5 of the Agreement.

“Merger” has the meaning set forth in the Background section of the Agreement.

“Merger Sub” has the meaning set forth in the preamble to the Agreement.

“Money Laundering Laws” has the meaning set forth in Section 3.19 of the Agreement.

“Non-affiliated Voting Shares” means Shares present and voting in person or by proxy at the Company Shareholder Meeting that are held of record by Persons other than directors and executive officers (as such term is used in the Company Reports) of the Company.

“Notice Period” has the meaning set forth in Section 5.9(d) of the Agreement.

“OFAC” has the meaning set forth in Section 3.24 of the Agreement.

“Option Consideration” has the meaning set forth in Section 2.2(b) of the Agreement.

“Party” or “Parties” has the meaning set forth in the preamble to the Agreement.

“Paying Agent” has the meaning set forth in Section 2.1(e) of the Agreement.

“Permits” means all governmental franchises, licenses, permits, authorizations and approvals necessary to enable a Person to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

“Permitted Lien” means (a) any restriction on transfer arising under applicable securities law; (b) any Liens for Taxes not yet due or delinquent, payable thereafter without interest or penalty, or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with U.S. GAAP; (c) any statutory Liens arising in the ordinary course of business by operation of Law with respect to a liability that is not yet due and delinquent and which are not, individually or in the aggregate, significant or any statutory Liens to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations; (d) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Real Property which are not violated by the current use and operation of the Real Property; (e) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used or proposed to be used in connection with the such relevant Person’s business; (f) Liens identified on title policies, title opinions or preliminary title reports or other documents or writings included in the public records ; (g) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (h) Liens of lessors and licensors arising under lease agreements or license arrangements; and (i) those Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company Reports filed prior to the date of this Agreement or those Liens set forth in the Company Disclosure Schedule.

“Per ADS Merger Consideration” has the meaning set forth in Section 2.1(a) of the Agreement.

“Per Share Merger Consideration” has the meaning set forth in Section 2.1(a) of the Agreement.

“Person” means an individual, partnership, corporation, joint venture, unincorporated organization, cooperative or a Governmental Entity or agency thereof.

“PRC” means the People’s Republic of China, for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region and the Macao Special Administrative Region and Taiwan.

“Real Estate Leases” has the meaning set forth in Section 3.10(a) of the Agreement.

“Real Property” has the meaning set forth in Section 3.10(a) of the Agreement.

“Receiving Party” has the meaning set forth in the definition of Confidential Information in this Annex A.

“Regulation S-X” means Regulation S-X promulgated under the Securities Act.

“Representatives” of any Party means such Party’s employees, accountants, auditors, actuaries, counsel, financial advisors, bankers, investment bankers and consultants and any other Person acting on behalf of such Party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or otherwise modified from time to time.

“Share Certificates” has the meaning set forth in Section 2.1(f) of the Agreement.

“Share(s)” has the meaning set forth in Section 2.1(a) of the Agreement.

“Subsidiary” means with respect to a Person an entity if (a) such Person directly or indirectly owns, beneficially or of record, an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such entity such that its financial results are consolidated with such other Person.

“Superior Proposal” means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company’s consolidated assets or a majority of the outstanding Shares, that the Company Board determines in good faith (after consultation with outside legal counsel and the Company Financial Advisor but arriving at such determination independently) is more favorable from a financial point of view to the holders of the Shares than the Transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by Diodes during the Notice Period set forth in Section 5.9(d).

“Surviving Corporation” has the meaning set forth in Section 1.1 of the Agreement.

“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Diodes and its Affiliates, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to ten percent (10%) or more of the fair market value of the Company’s consolidated assets or to which ten percent (10%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of ten percent (10%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) ten percent (10%) or more of the voting equity interests of the Company, (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own ten percent (10%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

“Tangible Personal Property” has the meaning set forth in Section 3.10(b) of the Agreement.

“Tax(es)” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Termination Fee” means US $6,000,000.

“Trade Secrets” means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information, in each case, that provides advantages over competitors who do not know or use it, derives independent economic value from not being generally known and not being easily ascertainable by proper means by others, and are subject to commercially efforts to maintain their secrecy.

“Transaction Documents” means this Agreement and any other agreement or document to be delivered by the Parties on the Closing Date.

“Transactions” means any transactions contemplated by this Agreement or any Transaction Document.

“U.S.” or “United States” means the United States of America.

“U.S. GAAP” means generally accepted accounting principles of the United States.

“Uncertificated Shares” has the meaning set forth in Section 2.1(f) of the Agreement.

“Voting Agreement” means an agreement in the form of Exhibit 2 to this Agreement.

EXHIBIT 1

THE COMPANIES LAW (2012 REVISION) OF THE CAYMAN ISLANDS

PLAN OF MERGER

THIS PLAN OF MERGER is made on                     , 201

BETWEEN

(1)	DIODES CAYMAN ISLANDS COMPANY LIMITED, an exempted company incorporated WITH NUMBER 274088 under the laws of the Cayman Islands on 19 December, 2012, with its registered office situate at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman 1541-9005, Cayman Islands (“Merger Sub”); and

(2)	BCD SEMICONDUCTOR MANUFACTURING LIMITED, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“BCD” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and BCD have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated December 26, 2012, made among Diodes Incorporated, Merger Sub and BCD, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2012 Revision) of the Cayman Islands (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

WITNESSETH

1.	CONSTITUENT COMPANIES

1.1 The Constituent Companies to the Merger are Diodes Cayman Islands Company Limited and BCD Semiconductor Manufacturing Limited.

2.	NAME OF THE SURVIVING COMPANY

2.1 The Surviving Company shall be BCD Semiconductor Manufacturing Limited.

3. REGISTERED OFFICE

3.1 The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Exhibit 1 - 1

4.	AUTHORIZED AND ISSUED SHARE CAPITAL

4.1 Immediately prior to the Merger the authorized share capital of Merger Sub was US$20,000 divided into 20,000,000 shares of US$0.001 par value per share all of which have been issued.

4.2 Immediately prior to the Merger the authorized share capital of BCD was US$1,050,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share and 50,000,000 Preference Shares of US$0.001 par value per share, of which 106,854,744 ordinary shares had been issued and fully paid and no Preference Shares had been issued.

4.3 The authorized share capital of the Surviving Company shall be US$20,000 divided into 20,000,000 shares of US$0.001 par value per share.

4.4 Each share of Merger Sub issued and outstanding on the Effective Date shall be converted into and continue as a share of the Surviving Company in accordance with the provisions of the Agreement, a copy of which is annexed at Annexure 1 hereto.

4.5 Each ordinary share, par value US$0.001 per share, of BCD issued and outstanding on the Effective Date, other than any ordinary shares which are owned by shareholders of BCD who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law (“Dissenting Shares”) and any ordinary shares beneficially owned by Diodes Incorporated prior to the Effective Date, shall be cancelled in exchange for the right to receive US$1.33-1/3 in cash per ordinary share in accordance with the provisions of the Agreement.

4.6 Each Dissenting Share issued and outstanding on the Effective Date, shall cease to be outstanding, shall be cancelled in accordance with Section 238(15) of the Companies Law and shall cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as determined in accordance with the procedure in Section 238 of the Companies Law.

4.7 Each ordinary share of BCD issued and outstanding on the Effective Date beneficially owned by Diodes Incorporated shall cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

4.8 On the Effective Date (as defined below) the shares of the Surviving Company shall:

4.8.1.	be entitled to one vote per share;

4.8.2.	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

4.8.3.	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

4.8.4.	generally be entitled to enjoy all of the rights attaching to shares;

in each case as set out in the Memorandum and Articles of Association of the Surviving Company.

Exhibit 1 - 2

5.	EFFECTIVE DATE

5.1 The Merger shall take effect on the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

6.	PROPERTY

6.1 On the Effective Date Merger Sub shall be merged with and into the Surviving Company and the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

7.	MEMORANDUM AND ARTICLES OF ASSOCIATION

7.1 The Memorandum of Association and Articles of Association of the Surviving Company shall be the Memorandum of Association and Articles of Association of BCD on the Effective Date.

8.	DIRECTORS BENEFITS

8.1 There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

9.	DIRECTORS OF THE SURVIVING COMPANY

9.1 The names and addresses of the directors of the Surviving Company are as follows:

NAME ADDRESS

Exhibit 1 - 3

10.	SECURED CREDITORS

10.1 Merger Sub has no secured creditors; and

10.2 BCD has no secured creditors.

11.	RIGHT OF TERMINATION

11.1 Merger Sub and BCD may terminate this Plan of Merger immediately prior to the Effective Date in the event the Agreement has been validly terminated pursuant to the terms and conditions of the Agreement.

12.	AUTHORIZATION

12.1 This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merger Sub pursuant to section 233(3) of the Companies Law.

12.2 This Plan of Merger has been authorized in writing by the sole shareholder of Merger Sub pursuant to section 233(6) of the Companies Law.

12.3 This Plan of Merger has been authorized by the shareholders of the Surviving Company pursuant to section 233(6) of the Companies Law by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

13.	GOVERNING LAW

13.1 This Plan of Merger is governed by and shall be construed in accordance with the laws of the Cayman Islands.

Exhibit 1 - 4

Each of the undersigned, being the duly authorized signatories of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

DIODES CAYMAN ISLANDS COMPANY LIMITED

By:

Name:

Title:

BCD SEMICONDUCTOR MANUFACTURING LIMITED

By:

Name:

Title:

Exhibit 1 - 5

ANNEX B

Cayman Companies Law (2012 Revision)—Section 238

Rights of dissenters

238. (1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares.

(6) A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

B-1

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

B-2

ANNEX C

Opinion of RBC as Financial Advisor

C-1

CONFIDENTIAL

December 26, 2012

The Board of Directors

BCD Semiconductor Manufacturing Limited

No 1600 ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

Shanghai, 200241, People’s Republic of China

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the “Shareholders”) of the ordinary shares, par value $0.001 per share Ordinary Share (the “Ordinary Shares”), of BCD Semiconductor Manufacturing Limited, a Cayman Islands corporation (the “Company”), of the Merger Consideration (as defined below) provided for under the terms of the Agreement and Plan of Merger dated December 26, 2012, as amended (the “Proposed Agreement”), by and among Diodes Incorporated, a Delaware corporation (“Parent”), Diodes Cayman Islands, a Cayman Islands corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”), and the Company. Capitalized terms used herein shall have the meanings used in the Latest Draft Agreement (as defined below) unless otherwise defined herein.

The Proposed Agreement provides, among other things, that, subject to the terms and conditions specified therein, at the Effective Time, Merger Subsidiary will merge with and into the Company (the “Merger”) and, at the Effective Time, each Ordinary Share (a “Share”), including Shares represented by American Depositary Shares each representing six (6) Ordinary Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than (i) any Dissenting Shares, and (ii) any Ordinary Shares held by Parent immediately prior to the Effective Time which shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor) will be converted into the right to receive US $1.33 1/3 in cash without interest, which represents US $8.00 in cash per ADS (the “Merger Consideration”).

RBC Capital Markets, LLC (“RBC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as financial advisor to the Board of Directors of the Company (the “Company Board”) in connection with the Merger, and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Merger. In addition, for our services as financial advisor to the Company in connection with the Merger, if the Merger is successfully completed we will receive an additional larger fee. Further, in the event that the Merger is not completed and the Company consummates at any time thereafter, pursuant to a definitive agreement or letter of intent or other evidence of commitment entered into during the term of RBC’s engagement or during the 18 months following the term, another “Transaction”, we will be entitled to a specified Transaction fee based on the “Aggregate Transaction Value” of such other “Transaction” (all as specified in our engagement agreement with the Company dated October 8, 2012). In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse the reasonable out-of-pocket expenses incurred by us in performing our services. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and receive customary compensation, and may also actively trade securities of the Company for our own account and the accounts of our customers, and, accordingly, RBC and its affiliates, may hold a long or short position in such securities.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Proposed Agreement received by us on December 23, 2012 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) we reviewed certain financial estimates, projections and forecasts of the Company (“Forecasts”), prepared by the management of the Company; (iv) we conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company as a standalone entity; (v) we reviewed the reported prices and trading activity for the ADSs; and (vi) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we compared the financial metrics of selected precedent transactions with the financial metrics implied by the Merger Consideration; and (ii) we compared selected market valuation metrics of the Company and other selected publicly traded companies with the financial metrics implied by the Merger Consideration.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by the Company (including, without limitation, the financial statements and related notes thereto of the Company), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all Forecasts provided to us by the management of the Company were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company, as a standalone entity, as of the time these estimates were prepared. We express no opinion as to such Forecasts or the assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company. We have not investigated, and make no assumption, regarding the solvency of the Company, Parent or Merger Subsidiary nor the impact (if any) on such solvency on the financing for the Merger.

We have assumed, in all respects material to our analysis, that all conditions to the consummation of the Merger will be timely satisfied without waiver thereof. We have further assumed that the executed version of the Proposed Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion.

The opinion expressed herein is provided for the information and assistance of the Company Board in connection with the Merger. We express no opinion and make no recommendation to any Shareholder as to how such Shareholder should vote with respect to the Merger. All advice and opinions (written and oral) rendered by RBC are intended for the use and benefit of the Company Board. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC. If required by applicable law, such opinion may be included in any disclosure document filed by the Company with the SEC with respect to the Merger; provided, however, that such opinion must be reproduced in full and that any description of or reference to RBC must be in a form reasonably acceptable to RBC and its counsel. RBC shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness of the Merger Consideration, from a financial point of view, to the Shareholders. Our opinion does not in any way address other terms or arrangements of the Merger or the Proposed Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Proposed Agreement. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public Shareholders.

Our opinion has been approved by RBC’s M&A Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Shareholders.

Very truly yours,

RBC Capital Markets, LLC
RBC CAPITAL MARKETS, LLC